EXHIBIT 2.1

PURCHASE AND SALE AGREEMENT

by and among

WENDY’S/ARBY’S RESTAURANTS, LLC
(a Delaware limited liability company),

ARG HOLDING CORPORATION
(a Delaware corporation)

and

ARG IH CORPORATION
(a Delaware corporation)

Dated as of June 13, 2011

TABLE OF CONTENTS

i

ii

DISCLOSURE LETTERS

Seller Disclosure Letter
Buyer Disclosure Letter

iii

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement, dated as of June 13, 2011, is entered into by and among Wendy’s/Arby’s Restaurants, LLC, a Delaware limited liability company (“Seller”), ARG Holding Corporation, a Delaware corporation (“Buyer Parent”), and ARG IH Corporation, a Delaware corporation and a wholly-owned subsidiary of Buyer Parent (“Buyer”).  Seller, Buyer Parent and Buyer are referred to collectively herein as the “Parties.”

W I T N E S S E T H:

WHEREAS, Seller owns all of the issued and outstanding Capital Stock of Arby’s Restaurant Group, Inc., a Delaware corporation (the “Company”), which, as of the date hereof, consists of 1,000 shares of common stock, par value $1.00 per share (collectively, the “Company Shares”);

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, all of the Company Shares, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution of this Agreement, as a material inducement to Seller’s willingness to enter into this Agreement and consummate the transactions contemplated hereby, Buyer has obtained, and is delivering to Seller, a commitment letter, dated as of the date hereof (the “Equity Commitment Letter”), pursuant to which Roark Capital Partners II, LP and Roark Capital Partners Parallel II, LP (together, “Sponsor”) have agreed with Buyer Parent and Buyer to make (i) at the Closing an equity investment in Buyer Parent in an amount equal to the Closing Commitment Amount and (ii) from time to time after the Closing and in accordance with the terms of the Equity Commitment Letter and the Stockholders Agreement additional equity investments in Buyer Parent in an aggregate amount of up to Fifty Million Dollars ($50,000,000), which Equity Commitment Letter provides for, among other things, each of Seller Parent and Seller to be an express third-party beneficiary thereunder;

WHEREAS, in consideration of the contribution at the Closing by Sponsor of the Closing Commitment Amount to Buyer Parent, Buyer Parent shall issue to Sponsor one hundred eighty thousand (180,000) shares of Series A Senior Preferred Stock;

WHEREAS, at the Closing, Buyer Parent shall (i) contribute the Closing Commitment Amount to Buyer and (ii) issue to Buyer a number of shares of Buyer Parent Common Stock equal to the Buyer Parent Common Stock Consideration;

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer shall directly purchase from Seller all of the Company Shares and shall (i) pay to Seller the Preliminary Cash Consideration and (ii) transfer to Seller the Buyer Parent Common Stock Consideration, free and clear of any Liens;

WHEREAS, concurrently with the execution of this Agreement, as a material inducement to Seller’s willingness to enter into this Agreement and consummate the transactions contemplated hereby, Sponsor has executed and delivered to Seller Parent and Seller a Sponsor

Guaranty (the “Sponsor Guaranty”) substantially in the form attached to Section A of the Buyer Disclosure Letter, pursuant to which Sponsor guarantees the due and punctual payment and performance of the obligations of Buyer Parent and Buyer under this Agreement, on the terms set forth in the Sponsor Guaranty; and

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings herein contained, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1.           Certain Definitions.  As used in this Agreement, the following terms shall have the following meanings:

“Acceptable Bank” means Silicon Valley Bank or another financial institution acceptable (i) in the case of a Substitute L/C, by the Existing Beneficiary of the Outstanding L/C being substituted or replaced by such Substitute L/C, and (ii) in the case of a Standby L/C, by Seller.

“Accounting Methodology” means the accounting principles practices, procedures, policies and methods (with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies) used (and applied on a consistent basis) by the Company Group in the preparation of the Latest Balance Sheet; provided, that bonuses under the ARG 2011 Bonus Plan shall be accrued, solely for purposes of this Agreement, at 139.5% of the target bonus amount.

“Action” means any action, claim, suit or proceeding by or before any court or other Governmental Authority or arbitration body.

“Adjustment Amount” means an amount (which may be positive or negative) equal to the Net Working Capital Adjustment.

“Adjustment Amount Arbitrator” has the meaning set forth in Section 2.3(d).

“Adjustment Time” means 11:59 p.m. (New York City time) on the day immediately preceding the Closing Date.

“ADSP” has the meaning set forth in Section 5.6(g)(iv).

“ADSP Allocation” has the meaning set forth in Section 5.6(g)(iv).

“AFA Agreements” means that certain Management Agreement between the Company and the AFA Service Corporation, that certain Fourth Amended and Restated

Revolving Loan Agreement between the Company and the AFA Service Corporation and the related Fourth Amended and Restated Promissory Note.

“AFAC Agreement” means that certain Management Agreement between the Company and the Arby’s Franchise Association of Canada.

“Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

“Agreement” means this Purchase and Sale Agreement, including the Disclosure Letters, as the same may be amended, modified or supplemented from time to time in accordance with its terms.

“Arby’s Employees” has the meaning set forth in Section 5.10(n).

“Arby’s UAE Rights Period” has the meaning set forth in Section 5.17.

“Arby’s WC Self-Insured Period” has the meaning set forth in Section 5.10(n).

“ARG 2011 Bonus Plan” means, collectively, the (i) Arby’s Restaurant Group, Inc. 2011 Bonus Plan, (ii) Arby’s Restaurant Group, Inc. Vice President of Operations 2011 Bonus Plan, (iii) Arby’s Restaurant Group, Inc. Region Vice President 2011 Bonus Plans, (iv) Arby’s Restaurant Group, Inc. 2011 Franchise Development Commission and Bonus Plans, (v) Arby’s Franchise Management 2011 Bonus Plan, (vi) Arby’s Restaurant Group, Inc. 2011 Arby’s Business Unit Bonus Plan and (vii) Arby’s Restaurant Group, Inc. Director of Operations, Sr. Director of Operations, and District Vice President of Operations 2011 Bonus Plan.

“ARG 2011 Bonus Plan Retention Guaranty” means, with respect to each Company Group Employee, fifty (50) percent of the annual bonus target under the ARG 2011 Bonus Plan for each such Company Group Employee, which shall be required to be paid no later than 60 days after the Closing.

“ARG Investment” means ARG Investment Corporation, a Delaware corporation and an Affiliate of Sponsor.

“Assumed Indebtedness Obligations” means the type of capital lease obligations and other forms of Indebtedness of any member of the Company Group that are set forth in Part I of Section 3.7(b) of the Seller Disclosure Letter.

“Atlanta Support Center Lease” has the meaning set forth in Section 5.24.

“Base Cash Consideration” means One Hundred Thirty Million Dollars ($130,000,000).

“Business” means the business and operations of the Company Group (but excluding any business or operations in the Excluded Restaurants) as currently conducted.

“Business Day” means any day other than Saturday, Sunday or any other day on which banking institutions in New York City are not open for the transaction of normal banking business.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer 125 Plans” has the meaning set forth in Section 5.10(e).

“Buyer Disclosure Letter” means the disclosure letter delivered by Buyer Parent and Buyer to Seller on the date hereof

“Buyer Employees” has the meaning set forth in Section 5.10(a).

“Buyer Group” means Buyer Parent and each of its Subsidiaries (other than the members of the Company Group).

“Buyer Indemnified Parties” means Buyer and its Affiliates (including, from and after the Closing, any member of the Company Group), each of their respective officers, directors and employees, and each of the heirs, executors, successors and assigns of any of the foregoing.

“Buyer Material Adverse Effect” means any change, effect, development, event, occurrence, circumstance or state of facts that would or would reasonably be expected to prevent or materially delay the performance by any member of the Buyer Group or their Affiliates (excluding, for avoidance of doubt, any member of the Company Group) of any obligation under, or the consummation of the transactions contemplated by, this Agreement.

“Buyer Parent” has the meaning set forth in the preamble to this Agreement.

“Buyer Parent Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Buyer Parent, substantially in the form attached to Section 1.1(a) of the Buyer Disclosure Letter.

“Buyer Parent Common Stock” means the shares of common stock, par value $0.01 per share, of Buyer Parent.

“Buyer Parent Common Stock Consideration” means eighteen thousand five hundred (18,500) shares of Buyer Common Stock.

“Buyer Severance Plans” has the meaning set forth in Section 5.10(c).

“Cancelled L/C” has the meaning set forth in Section 5.23(a).

“Cap” has the meaning set forth in Section 8.2(d).

“Capital Stock” means (a) in the case of a corporation, corporate stock, (b) in the case of a partnership or limited liability company, partnership (whether general or limited) or membership interests or units and (c) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity.

“Cash Consideration” has the meaning set forth in Section 2.2.

“Claim Notice” means written notification pursuant to Section 8.3(a) of a Third Party Claim as to which indemnity under Section 8.2 is sought by an Indemnified Party, specifying the nature of and basis for such Third Party Claim and for the Indemnified Party’s claim against the Indemnifying Party under Section 8.2, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Damages arising from such Third Party Claim.

“Closing” has the meaning set forth in Section 2.4.

“Closing Adjustment Certificate” means a certificate signed by an executive officer of Buyer or Buyer Parent setting forth Buyer’s or Buyer Parent’s calculation of the Adjustment Amount and any asserted Excess Payment or Shortfall Payment, together with reasonable supporting calculations and documentation.

“Closing Commitment Amount” has the meaning set forth in the Equity Commitment Letter.

“Closing Date” means the date the Closing occurs pursuant to Section 2.4.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the recitals to this Agreement.

“Company 401(k) Retirement Plan” has the meaning set forth in Section 5.10(l).

“Company Financial Statements” has the meaning set forth in Section 3.7(a).

“Company Group” means the Company and its Subsidiaries.

“Company Group Employee” means each employee of any member of the Company Group (other than such employees relating solely to the Excluded Restaurants).

“Company Group Records” has the meaning set forth in Section 5.6(d)(iii).

“Company Group/Seller Severance Plans” has the meaning set forth in Section 5.10(c).

“Company Group/Seller 125 Plans” has the meaning set forth in Section 5.10(e).

“Company Material Adverse Effect” means any change, effect, development, event, occurrence, circumstance or state of facts that is materially adverse to the business, properties, operations, assets and financial condition of the Company Group, taken as a whole; provided, that in no event shall any of the following, either alone or in combination, constitute a

Company Material Adverse Effect or be taken into account in determining whether a Company Material Adverse Effect has occurred or is likely or expected to occur: (i) economic, industry or market (including financial, securities or commodities markets) changes, events, occurrences, developments, circumstances, effects, states of facts or conditions (including changes, events, occurrences, developments, circumstances, effects, states of facts or conditions in the quick service restaurant industry), in each case, whether in the United States or elsewhere in the world; (ii) changes in Laws or regulatory policies or interpretations (including changes in Laws affecting food health and safety, menu board labeling or nutritional disclosure) or in accounting standards, principles or interpretations; (iii) acts of God (including earthquakes, storms, fires, floods or other natural catastrophes); (iv) changes in political conditions (including acts of war, whether or not declared, armed hostilities, sabotage and terrorism and any escalation or worsening thereof); (v) actions taken or not taken at the request of, or with the consent of, Buyer; (vi) any change in or effect on the assets or properties of the Company Group which is cured by Seller or any member of the Company Group (including by the payment of money); (vii) changes resulting from the announcement of or pendency of this Agreement, the identity of Sponsor, Buyer Parent, Buyer or any of the transactions contemplated by this Agreement; (viii) any failure by Seller or any member of the Company Group to meet any projections or forecasts for any period occurring on or after the date hereof (it being understood that the underlying causes of such failure may, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be taken into account in determining whether a Company Material Adverse Effect has occurred); (ix) the seasonality of the Business; (x) the loss by any member of the Company Group of any of its customers, suppliers, distributors, franchisees or employees as a result of the transactions contemplated by this Agreement; (xi) the bankruptcy, insolvency or worsening financial condition of any of the Company Group’s customers, suppliers, distributors or franchisees; (xii) effects of public perceptions of food health and safety or nutritional content applicable to the quick service restaurant industry generally or (xiii) the resignation, termination, retirement or other change in the employment status of any employee(s), manager(s), director(s) or executive(s) of any member of the Company Group, in each case of clauses (i), (ii), (iii), (iv), and (xii), only to the extent that the Company Group is not materially disproportionately adversely affected compared to others in the quick service restaurant industry.

“Company Plan” has the meaning set forth in Section 3.20(a).

“Company Restaurants” has the meaning set forth in Section 3.23(a).

“Company Shares” has the meaning set forth in the recitals to this Agreement.

“Company Transaction Expenses” has the meaning set forth in Section 10.11.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of January 6, 2011, between Seller Parent and Roark Capital Acquisition LLC.

“Consents” means consents, approvals, exemptions, waivers, authorizations, filings, registrations and notifications.

“Conversion” has the meaning set forth in Section 5.20.

“Credit Agreement” means the Credit Agreement, dated as of May 24, 2010, among Wendy’s/Arby’s Restaurants, LLC, as borrower, Bank of America, N.A., as administrative agent, Citicorp North America, Inc., as syndication agent, Wells Fargo Bank, National Association, as documentation agent, and the lenders and issuers party thereto, as amended by Amendment No. 1, dated as of July 12, 2010, to the Credit Agreement, dated as of May 24, 2010.

“Credit Balance” has the meaning set forth in Section 5.10(e).

“Credit Facilities” means (A) the Indenture, dated as of June 23, 2009, among Wendy’s/Arby’s Restaurants, LLC, the guarantors named therein and U.S. Bank National Association, as Trustee, as amended by (i) the Supplemental Indenture, dated as of July 8, 2009, among Wendy’s/Arby’s Restaurants, LLC, the guarantors named therein and U.S. Bank National Association, as Trustee, (ii) the Supplemental Indenture, dated as of December 21, 2009, among Wendy’s/Arby’s Restaurants, LLC, the guarantor named therein and U.S. Bank National Association, as Trustee, and (iii) the Supplemental Indenture, dated as of December 3, 2010, among Wendy’s/Arby’s Restaurants, LLC, the guarantor named therein and U.S. Bank National Association, as Trustee, and (B) the Credit Agreement.

“Current Assets” means the consolidated current assets of the Company Group, which current assets shall include only the line items set forth on Section 1.1(a) of the Seller Disclosure Letter, under the heading “Current Assets” and no other assets; provided, that no current asset to the extent related to any of the following shall be included as a Current Asset: (i) the Excluded Restaurants or the Winthrop Lease Agreement (which shall be distributed or assigned to Seller Parent or any of its Affiliates (other than a member of the Company Group) prior to the Closing in accordance with Section 5.1 of the Seller Disclosure Letter); (ii) the Pension Plan (and transferred to Seller Parent or any of its Affiliates (other than a member of the Company Group) prior to the Closing); (iii) the Pepsi Agreement; (iv) the ARG Operating Partner and District Partner Plans; (v) any prepaid maintenance costs related to IT assets that are transferred from Seller or its Affiliates to the Company or any Subsidiary of the Company prior to the Closing; and (vi) current and deferred Tax assets.

“Current Liabilities” means the consolidated current Liabilities of the Company Group, which current Liabilities shall include only the line items set forth on Section 1.1(a) of the Seller Disclosure Letter, under the heading “Current Liabilities” and no other Liabilities; provided, that no current Liability to the extent related to any of the following shall be included as a Current Liability: (i) the Excluded Restaurants or the Winthrop Lease Agreement (which shall be assumed by Seller Parent or any of its Affiliates (other than a member of the Company Group) prior to the Closing in accordance with Section 5.1 of the Seller Disclosure Letter); (ii) the Pension Plan (and assumed by Seller Parent or any of its Affiliates (other than a member of the Company Group) prior to the Closing); (iii) the current portion of any Indebtedness (other than any accrued interest related to the Assumed Indebtedness Obligations or the Incremental Assumed Indebtedness Obligations); (iv) the Pepsi Agreement; (v) the ARG Operating Partner and District Partner Plans (except for the amount expressly included as accrued expenses and other current liabilities under Section 1.1(a) of the Seller Disclosure Letter); (vi) Accounts

payable – RTM Former Owners; (vii) Outstanding Gift Card Liability; (viii) current and deferred Taxes; and (ix) accrued severance.

“D&O Policy” has the meaning set forth in Section 5.22.

“Damages” means all actual, out-of-pocket direct losses, claims, damages, payments, Taxes, costs and expenses (including reasonable attorneys’ fees and expenses reasonably incurred in enforcing a Party’s rights hereunder); provided, that the Parties agree that Damages shall not include any special, exemplary, punitive, consequential, incidental or indirect damages, diminution in value or lost profits (including any damages on account of lost opportunities and expectation damages or otherwise calculated based on any multiples or earnings), other than any such Damages that are payable to a third party pursuant to a Third Party Claim.

“Deductible” has the meaning set forth in Section 8.2(c).

“De-Identification Obligations” has the meaning set forth in Section 5.17.

“Development Agreement” has the meaning set forth in Section 3.19(b).

“Disclosure Letters” means the Seller Disclosure Letter and the Buyer Disclosure Letter.

“Dispute Period” has the meaning set forth in Section 8.3(b).

“Duplicate L/C” has the meaning set forth in Section 5.23(c).

“Employment Date” has the meaning set forth in Section 5.10(a).

“Employment End Date” means, as to each Group II Seller Employee, the final date of employment by Seller (or any of its Affiliates) of such Group II Seller Employee, but in no case later than the date of expiration or termination of the Transition Services Agreement.

“Employment Period” has the meaning set forth in Section 5.10(b).

“Environmental Law” means any applicable Law existing on the date hereof related to pollution, protection of the environment or impact on natural resources; provided, however, that the term “Environmental Law” shall not include any Law relating to worker health or safety matters to the extent not related to exposure to hazardous or toxic materials, wastes or substances.

“Environmental Liabilities” means any and all Liabilities, claims or Damages incurred or imposed (a) pursuant to any order, notice of responsibility, directive, injunction, judgment or similar act (including settlements) by any Governmental Authority to the extent arising out of a violation of Environmental Laws or (b) pursuant to any claim or cause of action by a Governmental Authority or other third Person for personal injury, property damage, damage to natural resources or remediation or response costs to the extent arising out of or attributable to any violation of, or any remedial obligation under, any Environmental Law.

“EPLI Policy” has the meaning set forth in Section 5.22.

“Equity Commitment Letter” has the meaning set forth in the recitals to this Agreement.

“ERISA” has the meaning set forth in Section 3.20(a).

“Estimated Adjustment Amount” means the estimated Adjustment Amount set forth on the Estimated Adjustment Certificate.

“Estimated Adjustment Certificate” means a certificate signed by an executive officer of Seller or Seller Parent setting forth Seller’s or Seller Parent’s, as applicable, good faith estimate of the Adjustment Amount, together with reasonable supporting calculations and documentation.

“Estimated Outstanding Gift Card Liability Amount” means an estimate of the amount of the Outstanding Gift Card Liability as set forth on the Estimated Outstanding Gift Card Liability Certificate.

“Estimated Outstanding Gift Card Liability Certificate” means a certificate signed by an executive officer of Seller or Seller Parent setting forth Seller’s or Seller Parent’s, as applicable, good faith estimate of the Outstanding Gift Card Liability, together with reasonable supporting calculations and documentation.

“Excess Payment” has the meaning set forth in Section 2.3(e)(i).

“Excluded Restaurants” means the “Arby’s” branded restaurants located at (i) 3504 Chamblee Tucker Rd., Chamblee, GA 30341 (Unit No. 5931) and (ii) 12415 Lake June Rd., Balch Springs, TX 75180 (Unit No. 5559).

“Existing Beneficiary” has the meaning set forth in Section 5.23(a).

“FDD” means a Franchise Disclosure Document for use in connection with the offer or sale of a franchise in a United States or Canada jurisdiction (or to a Person domiciled in a United States or Canada jurisdiction).

“Final Adjustment Certificate” has the meaning set forth in Section 2.3(d).

“Final Outstanding Gift Card Liability Amount” has the meaning set forth in Section 2.3(e)(ii).

“Final Outstanding Gift Card Liability Statement” has the meaning set forth in Section 2.3(d).

“Final Settlement Date” has the meaning set forth in Section 2.3(c).

“Franchise Agreement” has the meaning set forth in Section 3.19(a).

“Franchised Restaurant” has the meaning set forth in Section 3.19(a).

“Franchisee” has the meaning set forth in Section 3.19(a).

“GAAP” means generally accepted accounting principles in the United States of America.

“Governing Documents” means, with respect to any corporation, its articles or certificate of incorporation and bylaws; with respect to any limited liability company, its articles or certificate of organization or formation and its operating agreement or limited liability company agreement or documents of similar substance; with respect to any limited partnership, its certificate of limited partnership and partnership agreement or documents of similar substance; and with respect to any other entity, documents of similar substance to any of the foregoing.

“Governmental Authority” means any federal, state, local or foreign government, court of competent jurisdiction, administrative agency or commission or other governmental or regulatory authority or instrumentality.

“Group I Seller Employee” has the meaning set forth in Section 5.10(a).

“Group II Seller Employee” has the meaning set forth in Section 5.10(a).

“Hazardous Materials” means (a) asbestos, polychlorinated biphenyls, petroleum, petroleum by-products or wastes, and (b) any material, waste or substance that is defined, listed or identified as a “hazardous material,” “hazardous waste” or “hazardous substance” under any Environmental Law or is otherwise regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Inactive Employee” means any Seller Employee who, as of the Closing Date, is on any approved leave of absence, including short-term disability leave, long-term disability leave, Family Medical Leave Act leave and military leave.

“Incremental Assumed Indebtedness Obligations” means any Assumed Indebtedness Obligations that are incurred by any member of the Company Group in connection with the acquisition of any Restaurant from a Franchisee between the date of this Agreement and the Closing.

“Indebtedness” means, without duplication, the outstanding principal amount of, accrued and unpaid interest on and other payment obligations (including any prepayment premiums payable as a result of the consummation of the transactions contemplated by this Agreement) arising under any obligations of any member of the Company Group determined on a consolidated basis in accordance with GAAP for (i) indebtedness for borrowed money, (ii) indebtedness evidenced by any note, bond, debenture or other debt security, (iii) obligations, contingent or otherwise, under letters of credit, surety bonds and similar instruments issued for the account of any member of the Company Group but, in the case of letters of credit, only to the extent drawn, (iv) obligations under leases required in accordance with GAAP to be recorded as capital leases, (v) obligations issued or assumed as the deferred purchase price of property and all conditional sale obligations, (vi) interest rate swap contracts, swap contracts, foreign currency exchange contracts or other hedging or similar contracts (including any breakage or associated fees), (vii) all obligations of the type referred to in (i) through (vi) of any Person for which any member of the Company Group is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, and (viii) all obligations of the type referred to in clauses (i) through (vii) secured by any Lien on any property or asset of any member of the Company Group (whether or not such obligation is assumed by the Company or any of its Subsidiaries, as applicable), in each case excluding indebtedness owed by one member of the Company Group to another member of the Company Group; provided, that, notwithstanding anything to the contrary in the foregoing, Indebtedness shall not include (A) Assumed Indebtedness Obligations as of the Closing in an aggregate principal amount equal to or less than One Hundred Ninety Million One Hundred Thousand Dollars ($190,100,000) as determined in accordance with GAAP, plus accrued interest, (B) Incremental Assumed Indebtedness Obligations in an amount equal to or less than Nine Hundred Thousand Dollars ($900,000) in the aggregate as determined in accordance with GAAP, (C) any capital lease obligations (x) resulting from the reclassification in accordance with GAAP of any operating lease in existence as of the date of this Agreement of any member of the Company Group as a capital lease or (y) arising in connection with (i) the exercise of an extension option related to any such operating lease described in the immediately foregoing clause (x), or (ii) any modification or extension of any operating lease or capital lease to which Buyer has given its approval in accordance with Section 5.1(a), (D) guarantees of lease obligations described in footnote 13 to the Company Financial Statements, and (E) any Indebtedness of or subsidy for AFA Service Corporation.

“Indemnified Party” means a Buyer Indemnified Party or a Seller Indemnified Party.

“Indemnifying Party” means a Person from whom indemnification is being sought pursuant to Article VIII hereof.

“Indemnity Notice” means written notification pursuant to Section 8.3(b) of a claim for indemnity under Section 8.2 by an Indemnified Party, specifying in reasonable detail, together with supporting documentation to the extent available, the nature of and basis for such claim, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Damages arising from such claim.

“Intellectual Property” means (a) patents, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interferences thereof); (b) trademarks, service marks, trade dress, logos, trade names, corporate names, domain names and other source identifiers; (c) copyrights, mask works, designs and software; and (d) trade secrets, know-how, processes, procedures, databases, confidential business information and other proprietary information and rights.

“Knowledge” means, with respect to Seller and, prior to the Closing the Company Group, the knowledge of any individual set forth on Section 1.1(b) of the Seller Disclosure

Letter after due inquiry and, with respect to Buyer Parent and Buyer, the knowledge of any individual set forth on Section 1.1(b) of the Buyer Disclosure Letter after due inquiry.

“Latest Balance Sheet” has the meaning set forth in Section 3.7(a).

“Laws” means all applicable laws, statutes, constitutions, rules, regulations, judgments, rulings, orders, decrees and injunctions of Governmental Authorities.

“Leased Real Property” has the meaning set forth in Section 3.11(b).

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

“Lien” means any mortgage, pledge, lien, encumbrance, charge or other security interest.

“Net Working Capital” means, as of the Adjustment Time, the aggregate amount of the Current Assets of the Company Group, minus the aggregate amount of the Current Liabilities of the Company Group, in each case, as determined on a consolidated basis and in accordance with the Accounting Methodology.

“Net Working Capital Adjustment” means Net Working Capital minus the Target Net Working Capital expressed as a positive number, if positive, and as a negative number, if negative.  For illustration purposes only, assuming that Target Net Working Capital is negative Sixteen Million Six Hundred Seventy-Seven Thousand Dollars (-$16,677,000), (A) if the Net Working Capital equals negative Seventeen Million Dollars (-$17,000,000), the Net Working Capital Adjustment shall equal negative Three Hundred Twenty-Three Thousand Dollars (-$323,000) (i.e., -$17,000,000 minus -$16,677,000 = -$323,000) and (B) if the Net Working Capital equals negative Sixteen Million Dollars (-$16,000,000), the Net Working Capital Adjustment shall equal positive Six Hundred Seventy-Seven Thousand Dollars (+$677,000) (i.e., -$16,000,000 minus -$16,677,000 = +$677,000).

“Notice of Disagreement” has the meaning set forth in Section 2.3(c).

“Other Parties” has the meaning set forth in Section 3.14(b).

“Outstanding Gift Card Liability” means an amount equal to the gift card liability of the Company as of the Closing, as included in the Company’s balance sheet in accordance with the Accounting Methodology.

“Outstanding Gift Card Liability Excess Payment” has the meaning set forth in Section 2.3(e)(ii).

“Outstanding Gift Card Liability Shortfall Payment” has the meaning set forth in Section 2.3(e)(ii).

“Outstanding Gift Card Liability Statement” has the meaning set forth in Section 2.3(b).

“Outstanding L/C’s” means the letters of credit listed under Section 5.23 of the Seller Disclosure Letter, except that the letter of credit for Pacific Employers Insurance Company and Ace American Insurance Company (“Pacific Employers”) no. 68059466 shall not be an Outstanding L/C.

“Owned Real Property” has the meaning set forth in Section 3.11(a).

“Parties” has the meaning set forth in the preamble to this Agreement.

“Paul Weiss” has the meaning set forth in Section 5.21.

“Pension Plan” means that certain RCAC, LLC General Retirement Plan.

“Pension Plan Contribution” means Four Hundred Thousand Dollars ($400,000).

“Pepsi Agreement” means the PepsiCo Foodservice Beverage and PFS Food Marketing/Supply Agreement, dated as of January 1, 2006, by and between PepsiCo Foodservice (a division of PepsiCo, Inc.) and Pepsi-Cola Fountain Company, Inc., on the one hand, and the Company, AFA Service Corporation and ARCOP, Inc., on the other hand.

“Percentage Interest” means, with respect to any member of the Company Group, the percentage of direct or indirect ownership by Seller and/or the Company in the outstanding Capital Stock of such member of the Company Group.

“Permits” means written permits, licenses, franchises, registrations, variances and approvals obtained from any Governmental Authority, but does not include any notices of self-certifications required to be filed with any Governmental Authority.

“Permitted Liens” means any (a) mechanic’s, materialmen’s, laborer’s, workmen’s, repairmen’s, carrier’s and similar Liens, including all statutory Liens, arising or incurred in the ordinary course of business, (b) Liens for Taxes, assessments and other governmental charges not yet due and payable or, if due and payable, (i) which may thereafter be paid without penalty or (ii) being contested in good faith through appropriate proceedings, (c) purchase money Liens and Liens securing rental payments under capital lease arrangements, (d) pledges or deposits under workers’ compensation legislation, unemployment insurance Laws or similar Laws, (e) good faith deposits in connection with bids, tenders, leases, contracts or other agreements, including rent security deposits, (f) pledges or deposits to secure public or statutory obligations or appeal bonds, (g) Liens referred to in the Company Financial Statements, (h) other Liens not incurred in connection with the borrowing of money which do not interfere with or impair, in any material respect, the operation of the Business as of the date hereof, (i) in the case of property owned or held by the Company Group, easements, covenants, restrictions and other imperfections of title which do not materially impair the current use, occupancy or value of the property subject thereto, (j) Liens arising under or created by any Specified Contract or Transaction Document (other than as a result of a breach or default under such Specified

Contract or Transaction Document), (k) all Liens relating to the non-capital lease Indebtedness set forth in Part I of Section 3.7(b) of the Seller Disclosure Letter, and (l) Liens listed on Section 1.1(c) of the Seller Disclosure Letter.

“Person” means an individual, partnership, limited liability partnership, corporation, limited liability company, association, joint stock company, trust, estate, joint venture, unincorporated organization or Governmental Authority.

“Post-Closing Taxes” means Taxes of any member of the Company Group for taxable periods or portions thereof beginning after the Closing Date.

“Post-Closing WC Claims” has the meaning set forth in Section 5.10(n).

“Pre-Closing Taxes” means Taxes of any member of the Company Group for taxable periods or portions thereof ending on or before the Closing Date.

“Preliminary Cash Consideration” means the Base Cash Consideration, plus the Estimated Adjustment Amount (if positive), or minus the absolute value of the Estimated Adjustment Amount (if negative), minus the Estimated Outstanding Gift Card Liability Amount, minus the aggregate amount of Indebtedness of the Company Group as of the Closing (other than any such Indebtedness to the extent that it is paid at or prior to the Closing).

“Purchase Price” has the meaning set forth in Section 2.2.

“RC II ARG LLC” means RC II ARG LLC, a Georgia limited liability company and an Affiliate of Sponsor.

“Real Property Leases” has the meaning set forth in Section 3.11(b).

“Remaining L/C” has the meaning set forth in Section 5.23(d).

“Remedies Exception” means (i) applicable bankruptcy, insolvency, reorganization, moratorium, and other Laws of general application, heretofore or hereafter enacted or in effect, affecting the rights and remedies of creditors generally, and (ii) the exercise of judicial or administrative discretion in accordance with general equitable principles, particularly as to the availability of the remedy of specific performance or other injunctive relief.

“Restaurant” means “Arby’s” and/or “T.J. Cinnamons” branded restaurants and/or kiosks and with respect to any Person, those certain “Arby’s” and/or “T.J. Cinnamons” restaurants and/or kiosks owned or leased by such Person, in each case, other than the Excluded Restaurants.

“Right” means any option, warrant, convertible or exchangeable security or other right, however denominated, to subscribe for, purchase or otherwise acquire any equity interest or other security of any class, with or without payment of additional consideration in cash or property, either immediately or upon the occurrence of a specified date or a specified event or the satisfaction or happening of any other condition or contingency.

“Santa Monica Restaurant” means the “Arby’s” branded restaurant located at 1340 Lincoln Blvd., Santa Monica, CA 90401 (Unit No. 440).

“SEC” has the meaning set forth in Section 5.5.

“Section 338(h)(10) Election” has the meaning set forth in Section 5.6(g)(i).

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Security Agreement” has the meaning set forth under the Credit Agreement, dated as of May 24, 2010, among Wendy’s/Arby’s Restaurants, LLC, as borrower, Bank of America, N.A., as administrative agent, Citicorp North America, Inc., as syndication agent, Wells Fargo Bank, National Association, as documentation agent, and the lenders and issuers party thereto, as amended by Amendment No. 1, dated as of July 12, 2010, to the Credit Agreement, dated as of May 24, 2010.

“Seller” has the meaning set forth in the preamble to this Agreement.

“Seller Disclosure Letter” means the disclosure letter delivered by Seller to Buyer Parent and Buyer on the date hereof.

“Seller Employee” has the meaning set forth in Section 5.10(a).

“Seller Indemnified Parties” means Seller and its Affiliates (excluding, after the Closing, any member of the Company Group), each of their respective officers, directors, and employees, and each of the heirs, executors, successors and assigns of any of the foregoing.

“Seller Parent” means Wendy’s/Arby’s Group, Inc., a Delaware corporation and the sole member of Seller.

“Seller Parties” has the meaning set forth in Section 7.2.

“Series A Senior Preferred Stock” means the Series A Senior Preferred Stock, par value $0.01 per share, of Buyer Parent with the rights, preferences, powers and privileges specified in Buyer Parent Certificate of Incorporation.

“Shortfall Payment” has the meaning set forth in Section 2.3(e)(i).

“Specified Affiliate Agreements” means the contracts and agreements listed in Section 1.1(d) of the Seller Disclosure Letter.

“Specified Contracts” has the meaning set forth in Section 3.14(a).

“Sponsor” has the meaning set forth in the recitals to this Agreement.

“Sponsor Guaranty” has the meaning set forth in the recitals to this Agreement.

“Standby L/C” has the meaning set forth in Section 5.23(d).

“Stockholders Agreement” means the Stockholders Agreement to be entered into by and between Sponsor, Buyer Parent and Seller at the Closing with respect to the ownership, governance and other matters of Buyer Parent following the Closing, substantially in the form attached to Section 1.1(c) of the Buyer Disclosure Letter.

“Straddle Period” has the meaning set forth in Section 5.6(a)(v).

“Straddle Return” has the meaning set forth in Section 5.6(a)(iii).

“Subsidiary,” when used with respect to any Person, means any other Person of which at least a majority of the Capital Stock or a majority of the voting rights or interests are owned or controlled, directly or indirectly, by such first Person, by any one or more of its Subsidiaries, or by such first Person and one or more of its Subsidiaries.

“Substitute L/C” has the meaning set forth in Section 5.23(a).

“Surviving Covenant” has the meaning set forth in Section 8.1.

“Surviving Representations” means the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.4, Section 3.5 and Section 3.24.

“Target Net Working Capital” means negative Sixteen Million Six Hundred Seventy-Seven Thousand Dollars (-$16,677,000).

“Tax” or “Taxes” means any federal, state, local, or foreign tax, charge, duty, fee, levy or other assessment, including income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, imposed by any Governmental Authority, and including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Representations” has the meaning set forth in Section 8.1.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, required to be filed with any Governmental Authority.

“Tax Sharing Agreement” means the Tax Sharing Agreement to be entered into by and between Buyer Parent and ARG Investment at the Closing, substantially in the form attached to Section 1.1(d) of the Buyer Disclosure Letter.

“Third Party Claim” has the meaning set forth in Section 8.3(a).

“Transaction Documents” means this Agreement, the Stockholders Agreement, the Transition Services Agreement, the Tax Sharing Agreement, the Sponsor Guaranty, the Equity Commitment Letter and all other documents delivered or required to be delivered by any Party at the Closing pursuant to this Agreement.

“Transfer Taxes” means all sales, use, value added, transfer, excise, stock, stamp, documentary, registration, filing, recording, permit, license, authorization, real property transfer, gain and similar Taxes, filing fees and similar charges.

“Transition Services Agreement” means the Transition Services Agreement to be entered into by and between Buyer and Seller at the Closing, substantially in the form attached to Section 1.1(e) of the Buyer Disclosure Letter.

“UAE” has the meaning set forth in Section 5.17.

“UAE Restaurants” has the meaning set forth in Section 5.17.

“WAG SEC Documents” means any filings, reports, schedules, statements and other documents required to be filed by Seller Parent or any of its Affiliates with the SEC.

“WAI” has the meaning set forth in Section 5.17.

“WAIS” has the meaning set forth in Section 5.17.

“Winthrop Lease Agreement” means that certain Lease Agreement, dated as of March 7, 2006, by and between Winthrop Resources Corporation and Arby’s Restaurant Group, Inc.

“Withdrawal Measurement Period” has the meaning set forth in Section 5.25.

Section 1.2.           Terms Generally.  The definitions in this Agreement shall apply equally to both the singular and plural forms and to correlative forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.”  The words “herein,” “hereof” and “hereunder” and words of similar import refer to this Agreement (including the Disclosure Letters) in its entirety and not to any part hereof unless the context shall otherwise require.  All references herein to Articles, Sections and the Disclosure Letters shall be deemed references to Articles and Sections of, and the Disclosure Letters to, this Agreement unless the context shall otherwise require.  Unless the context shall otherwise require, any references to any agreement or other instrument or statute or regulation are to it as amended and supplemented from time to time (and, in the case of a statute or regulation, to any successor provisions).  Unless the context shall otherwise require, references to any Person include references to such Person’s successors and permitted assigns.  Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  Any reference in this Agreement to a “day” or a number of “days” (without explicit reference to “Business Days”) shall be interpreted as a reference to a calendar day or number of calendar days.  If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.  If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.  All monetary figures shall be in United States dollars unless otherwise specified.

ARTICLE II.

PURCHASE AND SALE OF THE COMPANY SHARES

Section 2.1.           Purchase and Sale of the Company Shares.  Upon the terms and subject to the conditions of this Agreement, Buyer agrees to purchase from Seller, and Seller agrees to sell to Buyer, all of the Company Shares at the Closing, for the consideration specified in Section 2.2.

Section 2.2.           Purchase Price. At the Closing, Buyer shall (i) pay the Preliminary Cash Consideration in immediately available funds by wire transfer to an account or accounts that have been designated by Seller to Buyer not less than two (2) Business Days prior to the Closing, which amount shall be subject to adjustment in accordance with Section 2.3 and Section 8.5 (as so adjusted, the “Cash Consideration”), and (ii) transfer to Seller the Buyer Parent Common Stock Consideration (the Cash Consideration and the Buyer Parent Common Stock Consideration, collectively, the “Purchase Price”).

Section 2.3.           Purchase Price Adjustments.

(a)           Estimated Adjustment Certificate.  Seller shall deliver to Buyer, no later than two (2) Business Days prior to the Closing, the Estimated Adjustment Certificate and the Estimated Outstanding Gift Card Liability Certificate.

(b)           Closing Adjustment Certificate; Outstanding Gift Card Liability Statement.  Within thirty (30) days following the Closing, Buyer shall prepare and deliver to Seller (i) the Closing Adjustment Certificate and (ii) a statement setting forth the amount of the Outstanding Gift Card Liability and any Outstanding Gift Card Liability Excess Payment or Outstanding Gift Card Liability Shortfall Payment (the “Outstanding Gift Card Liability Statement”).  Buyer and Seller shall provide to each other such data and information as the other Party may reasonably request in connection with the preparation and review of the Closing Adjustment Certificate and the Outstanding Gift Card Liability Statement.

(c)           Notice of Disagreement.  The Closing Adjustment Certificate and the Outstanding Gift Card Liability Statement shall become final and binding upon the Parties on the date (the “Final Settlement Date”) that is fifteen (15) days following receipt thereof by Seller unless Seller gives written notice of its disagreement (“Notice of Disagreement”) to Buyer prior to such date; provided, however, that any disagreement shall be limited to mathematical errors and/or calculations of amounts not in accordance with GAAP, and to the extent consistent with GAAP, the Accounting Methodology.  Any Notice of Disagreement shall specify in reasonable detail the dollar amount, nature and basis of any disagreement so asserted.  If a Notice of

Disagreement is received by Buyer, then the Closing Adjustment Certificate and/or the Outstanding Gift Card Liability Statement (each, as revised in accordance with paragraph (d) below, if applicable) shall become final and binding on the Parties on, and the Final Settlement Date shall be, the earlier of (i) the date upon which Seller and Buyer agree in writing with respect to all matters specified in the Closing Adjustment Certificate and/or the Outstanding Gift Card Liability Statement and (ii) the date upon which the Final Adjustment Certificate and/or the Final Outstanding Gift Card Liability Statement is issued by the Adjustment Amount Arbitrator.

(d)           Final Adjustment Certificate; Final Outstanding Gift Card Liability Statement.  During the first twenty (20) days following the date upon which Buyer receives a Notice of Disagreement, Seller and Buyer shall attempt in good faith to resolve in writing any differences that they may have with respect to all matters specified in the Notice of Disagreement.  If at the end of such twenty (20) day period (or earlier by mutual agreement to arbitrate) Buyer and Seller have not reached agreement, the matters that remain in dispute may be submitted to an arbitrator (the “Adjustment Amount Arbitrator”) by either Buyer or Seller for review and resolution.  The Adjustment Amount Arbitrator shall be KPMG LLP, or if KPMG LLP is unwilling or unable to serve, another nationally recognized independent public accounting firm agreed upon by Buyer and Seller in writing.  The hearing date shall be scheduled by the Adjustment Amount Arbitrator as soon as practicable and shall be conducted on a confidential basis.  Buyer and Seller shall each, not later than seven (7) days prior to the hearing date set by the Adjustment Amount Arbitrator, submit a brief (to include their respective calculations with regard to amounts in dispute on the Closing Adjustment Certificate and/or the Outstanding Gift Card Liability Statement) for settlement of any amounts set forth in the Notice of Disagreement that remain in dispute.  The Adjustment Amount Arbitrator shall render a decision (which decision shall include a written statement of findings and conclusions) resolving the matters in dispute in accordance with this Section 2.3(d), within three (3) Business Days after the conclusion of the hearing, unless Buyer and Seller reach agreement prior thereto and withdraw the dispute from arbitration.  The Adjustment Amount Arbitrator shall provide to Buyer and Seller explanations in writing of the reasons for its decisions regarding the Adjustment Amount and shall issue the Final Adjustment Certificate and/or the Final Outstanding Gift Card Liability Statement reflecting such decisions.  The Adjustment Amount Arbitrator shall act as an arbitrator and not as an expert, shall not permit or authorize discovery or hear testimony, shall address only those items in dispute and for each item may not assign a value greater than the greatest value for such item claimed by Buyer or Seller or smaller than the smallest value for such item claimed by Buyer or Seller.  The decision of the Adjustment Amount Arbitrator shall be final and binding on Buyer and Seller.  The fees and expenses of the Adjustment Amount Arbitrator pursuant to this Section 2.3(d) shall be borne pro rata between Buyer, on the one hand, and Seller, on the other hand, in proportion to the final determination made by the Adjustment Amount Arbitrator of the disputed matters in relation to the amounts asserted in such disputed matters by Seller and Buyer, such that the prevailing party pays the lesser proportion of such fees and expenses.  As used in this Agreement, (x) the term “Final Adjustment Certificate” shall mean the Closing Adjustment Certificate delivered pursuant to Section 2.3(b), as subsequently adjusted, if applicable, pursuant to this Section 2.3(d) to reflect any subsequent written agreement between Buyer and Seller with respect thereto and, if submitted to the Adjustment Amount Arbitrator, any amendments or modifications to the Closing Adjustment Certificate decided by the Adjustment Amount Arbitrator, and (y) the term

“Final Outstanding Gift Card Liability Statement” shall mean the Outstanding Gift Card Liability Statement delivered pursuant to Section 2.3(b), as subsequently adjusted, if applicable, pursuant to this Section 2.3 to reflect any subsequent written agreement between Buyer and Seller with respect thereto and, if submitted to the Adjustment Amount Arbitrator, any amendments or modifications to the Outstanding Gift Card Liability Statement decided by the Adjustment Amount Arbitrator.

(e)           Final Settlement and Adjustment to Purchase Price; Payments.

(i)            (x) If the Adjustment Amount set forth on the Final Adjustment Certificate is less than the Estimated Adjustment Amount, then the Preliminary Cash Consideration shall be decreased by an amount equal to such excess of the Estimated Adjustment Amount over the Adjustment Amount set forth on the Final Adjustment Certificate (a “Shortfall Payment”) and (y) if the Adjustment Amount set forth on the Final Adjustment Certificate is greater than the Estimated Adjustment Amount, the Preliminary Cash Consideration shall be increased by an amount equal to such excess of the Adjustment Amount set forth on the Final Adjustment Certificate over the Estimated Adjustment Amount (an “Excess Payment”).

(ii)           (x) If the amount of the Outstanding Gift Card Liability as set forth on the Final Outstanding Gift Card Liability Statement (the “Final Outstanding Gift Card Liability Amount”) is less than the Estimated Outstanding Gift Card Liability Amount, then the Preliminary Cash Consideration shall be increased by an amount equal to such excess of the Estimated Outstanding Gift Card Liability Amount over the amount of the Final Outstanding Gift Card Liability Amount (an “Outstanding Gift Card Liability Excess Payment”) and (y) if the amount of the Final Outstanding Gift Card Liability Amount is greater than the Estimated Outstanding Gift Card Liability Amount, then the Preliminary Cash Consideration shall be decreased by an amount equal to such excess of the Final Outstanding Gift Card Liability Amount over the Estimated Outstanding Gift Card Liability Amount (an “Outstanding Gift Card Liability Shortfall Payment”).

(iii)           Seller shall pay to Buyer any Shortfall Payment and any  Outstanding Gift Card Liability Shortfall Payment, and Buyer shall pay to Seller any Excess Payment and any Outstanding Gift Card Liability Excess Payment, not later than three (3) Business Days after the Final Settlement Date by wire transfer of immediately available funds to an account or accounts specified by Buyer or Seller, as applicable.

Section 2.4.           Closing.  Unless this Agreement shall have been terminated pursuant to Article IX and subject to the satisfaction or waiver of the conditions set forth in Article VI, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place (i) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York 10019-6064, commencing at 10:00 a.m. (New York City time) on the day that is two (2) Business Days after the date on which the last of the conditions set forth in Article VI (other than such conditions which by their terms are not capable of being satisfied until the Closing Date, but subject to the satisfaction or waiver of such conditions) is satisfied or waived, or (ii) on such other date and/or at such other time and/or place as the Parties may mutually agree in writing.

Section 2.5.           Closing Deliveries.

(a)           At the Closing, Seller shall deliver or cause to be delivered to Buyer the following:

(i)            stock powers endorsed in blank necessary to transfer the certificate(s) representing the Company Shares to Buyer;

(ii)           a copy of the Stockholders Agreement duly executed by Seller;

(iii)          a copy of the Transition Services Agreement duly executed by Seller and Buyer;

(iv)          a resignation or removal of each director of each member of the Company Group, who (A) was appointed or designated by Seller to such position and (B) shall not be an employee of a member of the Company Group from and after Closing, from their status as directors effective as of the Closing;

(v)           a certificate or certificates in compliance with Treasury Regulations Section 1.1445-2 certifying that the transactions contemplated herein are exempt from withholding under Section 1445 of the Code; provided, that Buyer’s sole right if Seller fails to provide such certificate shall be to make an appropriate withholding under Sections 897 and 1445 of the Code;

(vi)          the certificates referred to in Section 6.3(a) and (b);

(vii)         the following evidence that (i) the Company Shares are free and clear of all Liens in favor of the lenders and the agent under the Credit Agreement and (ii) each member of the Company Group has obtained a release of all Liens on any of its assets and a release of all financing statements filed against such member of the Company Group as a debtor under the Uniform Commercial Code of any jurisdiction (other than any such financing statements filed in respect of Permitted Liens), in each case, in favor of the lenders and the agent under the Credit Agreement:

(A)           UCC termination statements in appropriate form for filing in each relevant jurisdiction as to all UCC financing statements naming any member of the Company Group as debtor and Bank of America, N.A., as administrative agent;

(B)            UCC financing statement amendments in appropriate form for filing in each relevant jurisdiction evidencing the release of any Liens on the Company Shares in favor of Bank of America, N.A. as administrative agent;

(C)            evidence of the termination of any deposit account control agreement in favor of Bank of America, N.A. as administrative agent relating to any deposit account of any member of the Company Group;

(D)            trademark and copyright releases in appropriate form for filing in the United States Patent and Trademark Office and the copyright office of the United States Library of Congress terminating any Liens in favor of Bank of America, N.A. as administrative agent over registered trademarks and copyrights of members of the Company Group;

(E)            an acknowledgement delivered by Bank of America, N.A. as administrative agent that no member of the Company Group will be a guarantor under the Guaranty (as defined in the Credit Agreement) from and after the Closing Date; and

(viii)        all other documents required to be delivered by Seller to Buyer at the Closing pursuant to this Agreement.

(b)           At the Closing, Buyer shall deliver or cause to be delivered to Seller the following:

(i)            the Preliminary Cash Consideration payable to Seller in accordance with Section 2.2(i);

(ii)           evidence, satisfactory to Seller, of the filing of the Buyer Parent Certificate of Incorporation with the Secretary of State of Delaware and acceptance thereof by the Secretary of State of Delaware;

(iii)          certificate(s) issued in the name of Seller, evidencing the Buyer Parent Common Stock Consideration delivered to Seller in accordance with Section 2.2(ii);

(iv)          a copy of the Stockholders Agreement duly executed by Buyer;

(v)           the certificates referred to in Section 6.2(a) and (b);

(vi)          the Tax Sharing Agreement duly executed by Buyer Parent and ARG Investment; and

(vii)         all other documents required to be delivered by Buyer to Seller at the Closing pursuant to this Agreement.

Section 2.6.           Transfer Taxes.  All applicable Transfer Taxes payable in connection with the transactions contemplated by this Agreement or the documents giving effect to such transactions shall be the responsibility of and be paid by Buyer.  Seller and Buyer agree to jointly file any and all required change of ownership and similar statements.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES REGARDING
SELLER AND THE COMPANY GROUP

Seller represents and warrants to Buyer, except as set forth in the Seller Disclosure Letter, as follows:

Section 3.1.           Organization of Seller, the Company and the Company Group.  Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and the Company has all requisite corporate power and authority to carry on its business as it is currently conducted and to own, lease and operate its properties where such properties are now owned, leased or operated.  Each member of the Company Group (other than the Company) (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and (b) has all requisite organizational power and authority to carry on its respective business as it is currently conducted and to own, lease and operate its properties where such properties are now owned, leased or operated, except for any failure to be so duly organized, validly existing or in good standing or to have such organizational power and authority that would not, individually or in the aggregate, be material to the Company Group, taken as a whole.  Each member of the Company Group is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or license necessary, except in such jurisdictions where the failure to be so duly qualified or licensed or in good standing would not, individually or in the aggregate, be material to the Company Group, taken as a whole.

Section 3.2.           Authorization.  Seller has all requisite limited liability company power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by Seller of this Agreement and such other Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary limited liability company action on the part of Seller.  This Agreement has been and, as of the Closing Date, each of the Transaction Documents to which Seller is or will be a party, will be, duly executed and delivered by Seller and constitutes, or will constitute, as the case may be, a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to the Remedies Exception.

Section 3.3.           Noncontravention.  Neither the execution and delivery of this Agreement by Seller, nor the consummation by Seller of the transactions contemplated hereby,

(a) conflicts with any provision of the respective Governing Documents of Seller and any of the members of the Company Group, (b) except as set forth on Section 3.3(b) of the Seller Disclosure Letter, violates or results in a breach of any Specified Contract with or without notice, lapse of time or both, (c) subject to the receipt or making of the Consents of Governmental Authorities described in Section 3.6, violates any applicable Law to which Seller or any member of the Company Group is subject, (d) results in the creation or imposition of any Lien on any of the assets or properties of any member of the Company Group that is material to the Company Group, taken as a whole, or (e) results in the acceleration of, or permits any Person to terminate, modify, cancel, accelerate or declare due and payable prior to its stated maturity, any material obligation of any member of the Company Group, except, in the case of clauses (b) , (c), (d) and (e), as would not, individually or in the aggregate, reasonably be expected to result in material Liability to the Company Group, taken as a whole.

Section 3.4.           Title to the Company Shares.  Seller holds of record and owns beneficially the Company Shares, free and clear of any and all Liens, except (a) as may be created by this Agreement, (b) for any restrictions on sales of securities under applicable securities Laws and (c) for Liens under the Credit Facilities and the Security Agreement, which shall be released by Seller effective as of the Closing.  The Company Shares constitute 100% of the issued and outstanding Capital Stock of the Company and are duly authorized, validly issued, fully paid and non-assessable.  Except for this Agreement or as set forth on Section 3.4 of the Seller Disclosure Letter, neither Seller nor the Company is a party to any Rights or contracts, agreements or commitments that would require Seller or the Company to (x) sell, transfer or otherwise dispose of the Company Shares or (y) issue any shares of Capital Stock of the Company.  Seller is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of the Company Shares held by it.

Section 3.5.           Company Group.  Section 3.5 of the Seller Disclosure Letter sets forth a list of each member of the Company Group, including with respect to each such member of the Company Group (i) its name and jurisdiction of organization, (ii) its form of organization, (iii) the Capital Stock of such member of the Company Group held by the Company and/or Seller or a Subsidiary of the Company and/or Seller and (iv) the Percentage Interest held in such member of the Company Group.  The Company and/or Seller or a Subsidiary of the Company and/or Seller is the beneficial and record owner of such Capital Stock of each such member of the Company Group set forth on Section 3.5 of the Seller Disclosure Letter, free and clear of all Liens, except (A) as may be created by this Agreement, (B) for any restrictions on sales of securities under applicable securities Laws or (C) for Liens under the Credit Facilities and the Security Agreement, which shall be released by Seller effective as of the Closing.  Except as set forth on Section 3.5 of the Seller Disclosure Letter, the Capital Stock set forth on Section 3.5 of the Seller Disclosure Letter was issued in compliance with applicable Law and is duly authorized, validly issued, fully paid and non-assessable and free of any purchase or call option, right of first refusal, preemptive right, subscription right or other similar Right with respect thereto.  Other than pursuant to this Agreement and the Security Agreement, none of the Persons issuing or holding such Capital Stock is a party to any Rights or contracts, agreements or commitments that would require such Person to sell, transfer, issue or otherwise dispose of any Capital Stock set forth on Section 3.5 of the Seller Disclosure Letter.  No such Person is a party to any voting trust, proxy or other agreement or understanding. other than the Security Agreement, with respect to the voting of any such Capital Stock set forth on Section 3.5 of the Seller Disclosure Letter.  Except as set forth on Section 3.5 of the Seller Disclosure Letter, there are no outstanding Rights that obligate any member of the Company Group to issue or sell any shares of Capital Stock or other securities of any member of the Company Group or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of any member of the Company Group, and no securities or obligations evidencing such Rights are issued or outstanding.

Section 3.6.           Government Authorizations.  Except for (a) required filings under the HSR Act, (b) Consents that, if not obtained or made, would not, individually or in the aggregate, be material to the Company Group, taken as a whole, or (c) as set forth in Section 3.6 of the Seller Disclosure Letter, no Consent of, with or to any Governmental Authority is required to be obtained or made by Seller or any member of the Company Group in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, other than any such requirement that is applicable as a result of the specific legal or regulatory status of any member of the Buyer Group or any of its Affiliates (other than the Company Group) or as a result of any other facts that specifically relate to the business or activities in which any member of the Buyer Group or any of its Affiliates (other than the Company Group) is or proposes to be engaged.

Section 3.7.           Financial Statements; Indebtedness.

(a)           Set forth in Section 3.7(a) of the Seller Disclosure Letter are (collectively, the “Company Financial Statements”): (i) the audited consolidated balance sheets of the Company as of January 2, 2011 and January 3, 2010 and the related audited consolidated statements of operations, stockholder’s equity and cash flows for the respective years then ended and (ii) the unaudited consolidated balance sheets of the Company as of April 3, 2011 (the “Latest Balance Sheet”) and the related unaudited consolidated statements of operations, stockholder’s equity and cash flows (but excluding the related footnotes) for the three (3) month period then ended.  Except as set forth therein, the Company Financial Statements present fairly, in all material respects, the consolidated financial position, statements of operations, stockholders equity and cash flows of the Company and its Subsidiaries, taken as a whole, at the respective dates set forth therein and for the respective periods covered thereby, and were prepared from the books and records of the Company in accordance with GAAP (except, in the case of the unaudited financial statements, for the absence of footnotes and any year-end adjustments), consistently applied; provided that no representation or warranty is made by Seller with respect to any financial information and other financial data included or reflected in the Company Financial Statements to the extent relating to the Excluded Restaurants, the AFA Service Corporation, the Arby’s Franchise Association of Canada, the Winthrop Lease Agreement or the Pension Plan.

(b)           Part I of Section 3.7(b) of the Seller Disclosure Letter sets forth a complete and correct list of all Assumed Indebtedness Obligations of the Company Group, identifying for each such Assumed Indebtedness Obligation, as of April 3, 2011, the unit number (if applicable) relating to such Assumed Indebtedness Obligation and the amount of such Assumed Indebtedness Obligation.  Part II of Section 3.7(b) of the Seller Disclosure Letter

sets forth a complete and correct list of each item of Indebtedness of the Company Group as of the date of this Agreement that is not an Assumed Indebtedness Obligation, identifying for each such item of Indebtedness, as of April 3, 2011, the unit number (if applicable) relating to such item of Indebtedness and the amount of such Indebtedness.  With respect to each such item of Indebtedness, none of the members of the Company Group is in default in any material respect and no material amount of payments are past due.  None of the members of the Company Group have received any written notice of a default, alleged failure to perform or any offset or counterclaim with respect to any item of Indebtedness that has not been fully remedied or withdrawn.

Section 3.8.           Undisclosed Liabilities.  There are no Liabilities relating to the Company Group (other than any Liabilities to the extent relating to the Excluded Restaurants, the AFA Service Corporation, the Arby’s Franchise Association of Canada, the Winthrop Lease Agreement or the Pension Plan) except for (a) Liabilities set forth, reflected in, reserved against or disclosed in the Company Financial Statements, (b) Liabilities incurred in the ordinary course of business consistent with past practice since April 3, 2011, (c) Liabilities disclosed in the Seller Disclosure Letter or that would be required to be disclosed pursuant to any other provision of this Article III but which are not required to be disclosed because of a dollar, Knowledge, materiality or similar threshold or qualifier, (d) Liabilities under contracts or agreements of the members of the Company Group not required to be disclosed in the Seller Disclosure Letter, (e) Liabilities incurred in connection with the transactions contemplated hereby, and (f) such other Liabilities which would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.9.           Absence of Certain Changes.  During the period between April 3, 2011 and the date hereof, except as contemplated by or disclosed in this Agreement, each member of the Company Group has conducted its businesses only in the ordinary course, and there has not been (i) any Company Material Adverse Effect or (ii) any change in accounting methods, principles or practices of the Company or any other member of the Company Group, except as may be required or permitted by GAAP.

Section 3.10.         Tax Matters.  Except as set forth in Section 3.10 of the Seller Disclosure Letter or as would not, individually or in the aggregate, be material to the Company Group, taken as a whole:

(a)           All Tax Returns required to be filed by or with respect to any member of the Company Group have been timely filed (taking into account any applicable extensions) and all such Tax Returns are true, complete and correct in all material respects.

(b)           The Company Group has fully and timely paid all Taxes (whether or not shown to be due on the Tax Returns referred to in Section 3.10(a)).

(c)           All deficiencies for Taxes asserted or assessed in writing against the Company Group have been fully and timely paid, settled or reflected, in accordance with GAAP, in the Company Financial Statements.

(d)           No audit is pending or, to the Knowledge of Seller or the Company Group, threatened in writing with respect to any Taxes due from or with respect to the Company Group.

(e)           There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from the Company Group for any taxable period and no request for any such waiver or extension is currently pending.

(f)            There are no Liens for Taxes on any of the assets of the Company Group other than Permitted Liens.

(g)           Each member of the Company Group has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(h)           None of the members of the Company Group have participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(i)            This Section 3.10 and Section 3.20 constitute the exclusive representations and warranties of Seller and the Company Group with respect to Taxes.  No representation or warranty contained in this Section 3.10 shall be deemed to apply directly or indirectly with respect to any taxable period (or portion thereof) after the Closing Date.

Section 3.11.         Property.

(a)           Section 3.11(a) of the Seller Disclosure Letter sets forth a list of the address and current use of all real property (including any Restaurants, warehouses and offices but excluding any such real property included in the Excluded Restaurants) owned, in whole or in part, by a member of the Company Group (together with all buildings, structures, facilities or improvements located thereon, the “Owned Real Property”).  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, a member of the Company Group has good and valid fee simple title to each Owned Real Property, free and clear of all Liens, except Permitted Liens.

(b)           Section 3.11(b) of the Seller Disclosure Letter sets forth a list of all leases of real property, but excluding any leases included in the Excluded Restaurants, under which any member of the Company Group is a lessee, lessor, sublessee or sublessor (the “Real Property Leases”).  The real property subject to the Real Property Leases is hereinafter referred to as the “Leased Real Property.”  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, a member of the Company Group is in possession of each parcel of the Leased Real Property, other than those listed in Section 3.11(b) of the Seller Disclosure Letter as to which a member of the Company Group is either the lessor or sublessor.  True and correct copies of the Real Property Leases have been made available to Buyer prior to the date hereof.  Except as set forth on Section 3.11(b) of the Seller Disclosure Letter, no member of the Company Group is in default in any material respect under any Real

Property Lease and, to the Seller’s Knowledge, no lessor or sublessor that is not a member of the Company Group is in default in any material respect under any Real Property Lease.

Section 3.12.         Intellectual Property.  A member of the Company Group owns, is licensed to use or otherwise has the right to use all material Intellectual Property required for the operation of the Business.  Section 3.12 of the Seller Disclosure Letter sets forth all Intellectual Property owned by the Company Group that is registered, issued or the subject of a pending application for registration (other than domain name registrations).  To Seller’s Knowledge, all of the registrations listed in Section 3.12 of the Seller Disclosure Letter are valid and enforceable.  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect or as set forth on Section 3.12 of the Seller Disclosure Letter, (i) the conduct of the Business as currently conducted does not infringe upon or misappropriate the Intellectual Property rights of any third party; and (ii) no third party is infringing upon or misappropriating any Intellectual Property owned by the Company Group.

Section 3.13.         Environmental Matters.  This Section 3.13 shall constitute the sole and exclusive representations of Seller with respect to environmental matters.

(a)           Except as set forth on Section 3.13(a) of the Seller Disclosure Letter:

(i)            within the last two (2) years, no member of the Company Group has been in violation of any Environmental Law applicable to the Company Group or received any written notice, which remains uncured, from any Government Authority alleging that any member of the Company Group is in violation of any Environmental Law, in each case except for any such violations as would not, individually or in the aggregate, reasonably be expected to result in any Liability material to the Company Group, taken as a whole;

(ii)           other than with respect to the Excluded Restaurants, (A) the Company Group possesses all Permits presently required under applicable Environmental Laws for the operation of each property owned, leased or operated by any member of the Company Group as presently conducted and operated, except where the failure to have or obtain such Permits would not, individually or in the aggregate, reasonably be expected to result in any Liability material to the Company Group, taken as a whole, and (B) the applicable member of the Company Group is presently in compliance in all material respects with all its obligations with respect thereto;

(iii)          neither any member of the Company Group nor any property owned, leased or operated by any member of the Company Group (other than such property related to the Excluded Restaurants) is subject to any material outstanding consent decree, compliance order or administrative order pursuant to any Environmental Law, and no member of the Company Group is in receipt of any written notice, pending complaint or claim seeking to impose an Environmental Liability against any member of the Company Group that is material to the Company Group, taken as a whole; and

(b)           Except as set forth on Section 3.13(b) of the Seller Disclosure Letter, no member of the Company Group has arranged for or permitted the disposal of or released any Hazardous Material as a result of the operation of any property owned, leased or operated by any member of the Company Group (other than such property related to the Excluded Restaurants) in a manner that would reasonably be expected to give rise to any Environmental Liability that is material to the Company Group, taken as a whole.

Section 3.14.         Contracts.

(a)           Section 3.14(a) of the Seller Disclosure Letter lists the following written and oral agreements (other than the Winthrop Lease Agreement and such agreements relating solely to the Excluded Restaurants) by and between any member of the Company Group and any Person (other than any other member of the Company Group) and which are in effect on the date hereof and under which any member of the Company Group has on-going material obligations:

(i)            any contract expressly requiring capital expenditures in excess of One Hundred Thousand Dollars ($100,000) in any twelve (12) month period;

(ii)           any contract that restricts or limits, in any material respect, the ability of any member of the Company Group or any of its Affiliates to freely engage in any aspect of the quick service restaurant business, whether as franchisor or owner/operator, or to employ any individuals;

(iii)          any collective bargaining agreement;

(iv)          any contract requiring payments from any member of the Company Group of more than One Hundred Thousand Dollars ($100,000) to any Person supplying food or paper products or distribution services to any member of the Company Group during any twelve (12) month period;

(v)           any contract requiring payments from any member of the Company Group of more than One Hundred Thousand Dollars ($100,000) to any Person supplying advertising services or marketing services or materials to the Company Group during the twelve (12) month period ending April 3, 2011 (including, for avoidance of doubt, the AFA Agreements and the AFAC Agreement);

(vi)          any contract requiring payments from any member of the Company Group of more than One Hundred Thousand Dollars ($100,000) to any Person supplying beverage products during any twelve (12) month period;

(vii)         any contract not covered by clauses (iv), (v) or (vi) above involving payments to, or expenditures by, any member of the Company Group with a remaining term of more than three years from the date hereof and with respect to which the payments or expenditures are expected to exceed One Hundred Thousand Dollars ($100,000) per annum; provided, that no such contract shall be required to be listed on Section 3.14(a) of the Seller Disclosure Letter if the Company or any member of the Company Group has the unilateral right to terminate such contract prior to three (3) years from the date hereof without any material Liability or further material obligation of any member of the Company Group;

(viii)        any contract for the sale of any of the assets of the Company Group, other than in the ordinary course of business, for consideration in excess of One Hundred Thousand Dollars ($100,000);

(ix)          any contract that is accounted for as a capital lease, sale-leaseback obligation or that relates to the borrowing of money, the making of any loans or the guarantee of any third-party Indebtedness for borrowed money, in each case by any member of the Company Group involving amounts in excess of One Hundred Thousand Dollars ($100,000);

(x)           any contract providing for the settlement of claims in excess of One Hundred Thousand Dollars ($100,000) against any member of the Company Group pursuant to which any member of the Company Group has any remaining Liability in excess of One Hundred Thousand Dollars ($100,000);

(xi)          other than a Company Plan, any contract relating to the employment of any employee, and any contract pursuant to which any member of the Company Group is or may become obligated to make any severance, termination, bonus or relocation payment or any other payment (other than payments in respect of salary) in excess of One Hundred Thousand Dollars ($100,000) to any current or former employee, officer or director of any member of the Company Group;

(xii)         any contract which provides for indemnification by any member of the Company Group of (A) any officer, director or employee of any member of the Company Group or (B) any agent of any member of the Company Group or any other Person that, in the case of this clause (B), has resulted in or would reasonably be expected to result in, individually or in the aggregate, any Liabilities material to the Company Group, taken as a whole;

(xiii)        any partnership or joint venture agreement or other contract involving a sharing of profits, losses, costs or Liabilities with any other Person;

(xiv)        any contract under which the closing of the transactions contemplated thereby has not occurred relating to the acquisition or sale by any member of the Company Group of one or more parcels of real property for a  purchase price in excess of One Hundred Thousand Dollars ($100,000);

(xv)         any contract under which the closing of the transactions contemplated thereby has not occurred relating to the construction or remodeling by any member of the Company Group of one or more new Restaurants, the estimated costs under which exceeds One Hundred Thousand Dollars ($100,000);

(xvi)        any material license of Intellectual Property (excluding Franchise Agreements); and

(xvii)       any contract or pledge pursuant to which any member of the Company Group has committed or undertaken to make any charitable contribution with an unfulfilled amount in excess of One Hundred Thousand Dollars ($100,000).

All contracts and agreements set forth in Section 3.14(a) of the Seller Disclosure Letter are referred to herein as “Specified Contracts.”

(b)           Except as set forth in Section 3.14(b) of the Seller Disclosure Letter, (i) each Specified Contract is in full force and effect and is the legal, valid and binding obligation of the member of the Company Group which is a party to such Specified Contract, subject to the Remedies Exception and, to Seller’s Knowledge, the other parties thereto (the “Other Parties”), and (ii) no member of the Company Group or, to Seller’s Knowledge, any of the Other Parties to any Specified Contract is in breach, violation or default under such Specified Contract, except for breaches, violations or defaults which would not, individually or in the aggregate, be material to the Company Group, taken as a whole.  Seller has made available to Buyer true, correct and complete copies of all Specified Contracts, including all amendments thereto.

Section 3.15.         Insurance.  Except as set forth on Section 3.15 of the Seller Disclosure Letter, (a) none of Seller or any member of the Company Group has since April 3, 2011, with respect to the Business, received any written notice from the insurer under any insurance policy currently in effect and applicable to the Business disclaiming coverage, reserving rights with respect to a particular claim or such policy in general or canceling or materially amending any such policy and (b) there is no currently pending claim, suit or other matter in respect of which Seller or any member of the Company Group has received such a written notice.

Section 3.16.         Litigation.  Except as set forth in Section 3.16 of the Seller Disclosure Letter (i) there are no Actions pending or, to Seller’s Knowledge, threatened, in law or in equity or before any Governmental Authority against any member of the Company Group that are material to the Company Group, taken as a whole, and (ii) there are no outstanding injunctions, judgments, orders, decrees, rulings, or charges to which any member of the Company Group is a party or by which it is bound by or with any Governmental Authority that are material to the Company Group, taken as a whole.

Section 3.17.         Legal Compliance.  Except for Environmental Laws (which are addressed exclusively in Section 3.13), Laws relating to Taxes (which are addressed exclusively in Section 3.10 and Section 3.20), Permits (which are addressed exclusively in Section 3.18), and Laws relating to employee benefit matters (which are addressed exclusively in Section 3.20), no member of the Company Group is in violation in any material respect of, or has violated in any material respect, or failed to comply in any material respect with, any Law, permit or license or other authorization or approval of any Governmental Authority, except for such violations and failures to comply that would not, individually or in the aggregate, be material to the Company Group, taken as a whole.

Section 3.18.         Permits.  Except as set forth on Section 3.18 of the Seller Disclosure Letter (and except for Permits required to conduct or operate the Excluded Restaurants), the Company Group has all Permits required to conduct the Business as conducted and operated on the date hereof, except where the failure to have or obtain such Permits would not, individually or in the aggregate, have a Company Material Adverse Effect.  Each such Permit is in full force and effect and the applicable member of the Company Group is in compliance with all its obligations with respect thereto, except for such failure to be in full force and effect or non-compliance as would not, individually or in the aggregate, have a Company Material Adverse Effect.  There are no proceedings pending or, to Seller’s Knowledge, threatened which might reasonably be expected to result in the revocation or termination of any material Permit of the Company Group.  Seller is not making any representation or warranty in this Section 3.18 with respect to Permits required under any Environmental Law, which Permits are instead addressed in Section 3.13(a)(ii).

Section 3.19.         Franchise Matters.

(a)           Set forth on Section 3.19(a) of the Seller Disclosure Letter is a list of all of the Restaurants which are branded as “Arby’s” and/or “T.J. Cinnamons” and are operated pursuant to franchise or license agreements entered into by and between any member of the Company Group and any Person (other than any other member of the Company Group) and which are in effect as of the date of this Agreement (each such Restaurant, a “Franchised Restaurant,” and each such franchise or license agreement, a “Franchise Agreement”), indicating with respect to each Franchise Agreement: (i) the name of the franchisee or licensee (“Franchisee”); (ii) the unit number(s); (iii) the city and state; (iv) the royalty rate applicable to such unit as of the date of this Agreement; and (v) the termination date.  Other than Arby’s or T.J. Cinnamons, the Company Group has not sold franchises for any concept, brand or franchise system since July 1, 2008.

(b)           Set forth on Section 3.19(b) of the Seller Disclosure Letter is a list of each development agreement for Restaurants entered into by and between any member of the Company Group and any Person (other than any other member of the Company Group) which is in effect as of the date of this Agreement (collectively, the “Development Agreements”), indicating with respect to each Development Agreement: (i) the name of the developer and (ii) the annual restaurant development commitments.

(c)           Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each Franchise Agreement and Development Agreement is valid, binding, in full force and effect and enforceable in accordance with its terms against the applicable member of the Company Group and, to the Seller’s Knowledge, against each other party thereto, in each case, subject to the Remedies Exception.  The applicable member of the Company Group is not in breach of or default under any such Franchise Agreement or Development Agreement, other than any such breach or default that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(d)           Section 3.19(d) of the Seller Disclosure Letter sets forth a complete list: of (i) all jurisdictions in which any member of the Company Group is currently registered to sell franchises and (ii) all jurisdictions in which any member of the Company Group is exempt from the registration provisions of such jurisdiction's franchise registration law.  The jurisdictions in which any member of the Company Group is so registered are the only jurisdictions in which they are required to be registered in light of the rights granted under the Franchise Agreements and Development Agreements, except where the failure to be so registered would not, individually or in the aggregate, have a Company Material Adverse Effect.

(e)           Each offer and sale of a franchise for a Franchised Restaurant since July 1, 2010 has been made in compliance with applicable Laws, and since such offers or sales, the Company Group has not committed any violation of any applicable Laws with respect to the administration of any Franchise Agreement or Development Agreement, other than any such non-compliance or violations that would not, individually or in the aggregate, have a Company Material Adverse Effect.  Without limitation of the foregoing, since July 1, 2010, no right of rescission has been asserted in writing with respect to any Franchise Agreement or Development Agreement.

(f)           True and correct copies of the Company Group’s FDDs as of the date of this Agreement have been made available to Buyer prior to the date hereof.

Section 3.20.         Employee Benefit Matters.

(a)           Section 3.20(a) of the Seller Disclosure Letter sets forth a list of each material “employee benefit plan,” within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all material written bonus, incentive or deferred compensation, severance, pension, retirement, profit-sharing, savings, stock option or other equity-based, and fringe benefit plans and arrangements currently maintained by a member of the Company Group (each, a “Company Plan”) or maintained or contributed to by Seller Parent and its Subsidiaries (other than Company Plans) in which Company Group Employees participate.

(b)           Each Company Plan has been operated and administered in accordance with its terms and with applicable Law, including ERISA and the Code, except for any failure to so operate and administer any Company Plan that would not, individually or in the aggregate, reasonably be expected to result in any Liability material to the Company Group, taken as a whole.  Each Company Plan which is an “employee pension benefit plan” within the meaning of section 3(2) of ERISA and which is intended to be qualified under Section 401(a) of the Code has, to the extent applicable, received, or submitted a request for, a favorable determination or opinion letter from the Internal Revenue Service as to its qualification.

(c)           Except with respect to the Pension Plan, no Liability under Title IV of ERISA has been incurred or is reasonably expected to be incurred by any member of the Company Group and no condition exists that would  reasonably be expected to result in Liability under Title IV of ERISA to any member of the Company Group.

(d)           Except as provided in Section 3.20(d) of the Seller Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated hereby will (i) result in any material payment becoming due, or materially increase the amount of any compensation due, to any current or former employee of any member of the Company Group, (ii) materially increase any benefits otherwise payable under any Company Plan, (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits or (iv) otherwise result in any “excess parachute payment” within the meaning of Section 280G of the Code.

(e)           No Company Plan which is such a group health plan is a “multiple employer welfare arrangement,” within the meaning of Section 3(40) of ERISA.

(f)            Each Company Plan which is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) that the Company is a party to has been operated and administered since January 1, 2008 in compliance in all respects with Section 409A of the Code and any proposed and final guidance under Section 409A of the Code except as would not reasonably be expected to result in any Liability material to the Company Group, taken as a whole.

Section 3.21.         Labor Matters.  No member of the Company Group has any collective bargaining agreements with any employees.  There is no labor union organization activity pending or, to the Seller’s Knowledge, threatened with respect to any member of the Company Group.

Section 3.22.         Suppliers and Distributors.  Since July 1, 2010, no supplier or distributor has permanently reduced or otherwise discontinued or, other than as a result of or relating to changes in commodity prices, adversely modified the terms on which products or services are supplied to the Company Group, or threatened in writing to permanently reduce or discontinue or adversely modify the terms in connection with supplying products or services to the Company Group, in a manner that would, individually or in the aggregate, be material to the Company Group, taken as a whole.

Section 3.23.         Company Group Restaurants.

(a)           Section 3.23(a) of the Seller Disclosure Letter sets forth a complete list of the Restaurants operated by any member of the Company Group as of the date of this Agreement (the “Company Restaurants”).  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the equipment, machinery, fixtures and improvements owned by any member of the Company Group or otherwise used by any member of the Company Group in connection with the operation of the Company Restaurants are in good operating condition and repair, except for ordinary wear and tear, and are adequate for the uses to which they are being put.

(b)           Except as set forth on Section 3.23(b) of the Seller Disclosure Letter, neither the Company nor any other member of the Company Group has received written notice that any of the buildings and structures or any appurtenances thereto or equipment therein or the operation or maintenance thereof related to the Company Restaurants violates in any material respect any restrictive covenants, any insurance requirements or any applicable federal, state or local Law, ordinance or zoning regulation, other than violations that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c)           Except as set forth on Section 3.23(c) of the Seller Disclosure Letter, and except as would not, individually or in the aggregate, have a Company Material Adverse Effect, no Governmental Authority has issued or threatened, in writing, to issue any written notice or order that adversely affects the use of the property of a Company Restaurant as presently utilized and no member of the Company Group has received written notice from any other third party of any adverse claim that would adversely affect the current operations of the Company Restaurants.  Except as set forth on Section 3.23(c) of the Seller Disclosure Letter, and except as would not, individually or in the aggregate, have a Company Material Adverse Effect, there are no condemnation or eminent domain proceedings pending or, to the Knowledge of Seller, threatened, against the property where any such Company Restaurant is located, and no member of the Company Group has received written notice of the intent of any Governmental Authority to take or use the property or any part thereof.

Section 3.24.         Related Party Transactions.  Except for the Affiliate Agreements, there are no contracts or other transactions or series of similar transactions between any member of the Company Group, on the one hand, and any Person who is currently or who was in the past three years, (a) an executive officer or director of the Company Group or (b) a record or beneficial owner of 5% or more of the securities of such member of the Company Group, on the other hand, that are currently in effect, except in each case as described in any contracts solely between or among the members of the Company Group.

Section 3.25.         Brokers’ Fees.  Except for UBS Securities LLC, neither Seller nor any of its Affiliates has entered into any contract or other arrangement or understanding (written or oral, express or implied) with any Person which may result in the obligation of Buyer or any of its Affiliates (including any member of the Company Group) to pay any fees or commissions to any broker or finder as a result of the execution and delivery of this Agreement or the other Transaction Documents to which Seller is or will be a party or the consummation of the transactions contemplated hereby or thereby.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES REGARDING BUYER GROUP

Each member of the Buyer Group, jointly and severally, represents and warrants to Seller, as of the date of this Agreement and as of the Closing Date, as follows:

Section 4.1.           Organization.  Each member of the Buyer Group is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and each member of the Buyer Group has all requisite corporate power and authority to carry on its business as it is currently conducted and to own, lease and operate its properties where such properties are now owned, leased or operated.  Each member of the Buyer Group is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or license necessary, except in such jurisdictions where the failure to be so duly qualified or licensed or in good standing would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

Section 4.2.           Authorization.  Each member of the Buyer Group has all requisite corporate power and authority to execute and deliver, as applicable, this Agreement, the Equity Commitment Letter and the other Transaction Documents to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by each member of the Buyer Group of, as applicable, this Agreement, the Equity Commitment Letter and such other Transaction Documents and the consummation of the transactions contemplated hereby (including, as applicable, the issuance and delivery of the shares of Buyer Parent Common Stock to be issued and delivered to Seller hereunder) and thereby have been duly authorized by all necessary corporate action on the part of such member of the Buyer Group.  This Agreement has been and, as of the Closing Date, each of the Transaction Documents to which such member of the Buyer Group is or will be a party, will be, duly executed and delivered by such member of the Buyer Group and constitutes or will constitute, as the case may be, a legal, valid and binding obligation of each member of the Buyer Group, enforceable against each member of the Buyer Group in accordance with its terms, subject to the Remedies Exception.

Section 4.3.           Noncontravention.  Neither the execution and delivery of this Agreement, the Equity Commitment Letter or any of the other Transaction Documents to which it is or will be a party by a member of the Buyer Group, nor the consummation by such member of the Buyer Group of the transactions contemplated hereby or thereby will (a) conflict with any provision of the Governing Documents of any member of the Buyer Group, (b) violate or result in a breach of any material agreement, contract, lease, license, instrument or other arrangement to which any member of the Buyer Group is a party or by which any of their respective properties are bound or (c) subject to the Consents described in Section 4.4 below and compliance with the HSR Act, violate any Law to which any member of the Buyer Group is subject, except, in the case of clause (c), for such violations or breaches that would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

Section 4.4.           Government Authorizations.  Except for required filings under the HSR Act, no Consent of, with or to any Governmental Authority is required to be obtained or made by or with respect to any member of the Buyer Group or any of their Affiliates in connection with the execution and delivery of this Agreement, the Equity Commitment Letter and the other Transaction Documents by a member of the Buyer Group or the consummation by the Buyer Group of the transactions contemplated hereby and thereby.

Section 4.5.           Financial Sources.

(a)           On the date hereof and at all times at or prior to the Closing, pursuant to the Equity Commitment Letter, (i) Buyer Parent will have sufficient cash to contribute, or to cause to be contributed, the Closing Commitment Amount to Buyer in accordance with Section 5.11 and (ii) upon receipt of such Closing Commitment Amount, Buyer will have sufficient cash to pay the Preliminary Cash Consideration in accordance with the terms of Article II, all other amounts to be paid by the Buyer Group hereunder and all costs and expenses of the Buyer Group incurred in connection with the consummation of the transactions contemplated hereby.  Attached to Section 4.5(a) of the Buyer Disclosure Letter is true, correct and complete signed counterpart(s) of the Equity Commitment Letter, which is in full force and effect, is a legal, valid and binding obligation of each of the parties thereto, subject to the Remedies Exception, and is not subject to any contingencies or conditions that are not set forth in the Equity Commitment Letter.  Other than the Equity Commitment Letter, neither Buyer Parent nor Buyer has entered into any agreement pursuant to which any Person has the right to modify or amend the terms of the equity investment contemplated by the Equity Commitment Letter.  Neither Buyer Parent nor Buyer is in default or breach and no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach under any term or condition of the Equity Commitment Letter.  Neither Buyer Parent nor Buyer has a reasonable basis to believe that it, Sponsor or any other party thereto will be unable to satisfy on a timely basis any term or condition of closing to be satisfied pursuant to the Equity Commitment Letter.

(b)           Each of Buyer Parent and Buyer understands that its obligations to effect the transactions contemplated by this Agreement are not subject to the availability to Buyer Parent and/or Buyer of any equity or debt financing, including the receipt of amounts contemplated to be funded under the Equity Commitment Letter.

Section 4.6.           Investment.  Each member of the Buyer Group is aware that the Company Shares being acquired by Buyer pursuant to the transactions contemplated hereby have not been registered under the Securities Act or under any state securities Laws.  Buyer is not an underwriter, as such term is defined under the Securities Act, and Buyer is purchasing the Company Shares solely for investment and not with a view toward, or for sale in connection with, any distribution thereof within the meaning of the Securities Act, nor with any present intention of distributing or selling any of the Company Shares.  Buyer and its Affiliates acknowledge that none of them may sell or otherwise dispose of the Company Shares except in compliance with the registration requirements or exemption provisions under the Securities Act and the rules and regulations promulgated thereunder, or any other applicable securities Laws.

Section 4.7.           Litigation.  There are no Actions pending or, to Buyer’s Knowledge, threatened in law or in equity or before any Governmental Authority against Buyer or any of its Affiliates which would have, individually or in the aggregate, a Buyer Material Adverse Effect, and there are no outstanding injunctions, judgments, orders, decrees, rulings, or charges to which Buyer or any of its Affiliates is a party or by which it is bound by or with any Governmental Authority which would have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 4.8.           Brokers’ Fees.  None of Buyer or any of its Affiliates has any contract or other arrangement or understanding (written or oral, express or implied) with any Person which may result in the obligation of Seller, the Company or any of its Affiliates to pay any fees or commissions to any broker or finder as a result of the execution and delivery of this Agreement or the other Transaction Documents to which the Buyer is or will be a party or the consummation of the transactions contemplated hereby or thereby.

Section 4.9.           Information.  Seller and the Company Group have provided Buyer with such access to the facilities, books, records and personnel of each member of the Company Group as Buyer has deemed necessary and appropriate in order for Buyer to investigate to its satisfaction the Business and properties of each member of the Company Group sufficiently to make an informed investment decision to purchase the Company Shares and to enter into this Agreement.  Buyer (either alone or together with its Affiliates and/or advisors) has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its purchase of the Company Shares and is capable of bearing the economic risks of such purchase.  Buyer agrees to accept the Company Shares on the Closing Date based upon its own investigation, examination and determination with respect thereto as to all matters and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller, except as expressly set forth in this Agreement.  Buyer does not know of the existence or non-existence or occurrence or non-occurrence of any event, condition or circumstance the existence or non-existence or occurrence or non-occurrence of which would excuse Buyer from its timely performance of its obligations hereunder.

Section 4.10.         Sponsor Guaranty.  The Sponsor Guaranty is in full force and effect and constitutes the legal, valid and binding obligation of Sponsor, enforceable against Sponsor in accordance with its terms, subject to the Remedies Exception.  No event has occurred which, with or without notice, lapse of time or both, would constitute a default thereunder.

Section 4.11.         Capital Stock of Buyer.  Buyer Parent holds of record and owns beneficially and, as of Closing, will hold of record and will own beneficially, all of the Capital Stock of Buyer, which consists and will consist, as of Closing, of one thousand (1,000) shares of common stock, par value $0.01 per share, free and clear of any and all Liens, except for any restrictions on sales of securities under applicable securities Laws.  The Capital Stock of Buyer has been issued in compliance with applicable Law and is duly authorized, validly issued, fully paid and non-assessable and free of any purchase or call option, right of first refusal, preemptive right, subscription right or other similar Right with respect thereto.  Except for this Agreement, neither Buyer Parent nor Buyer is a party to any Rights or contracts, agreements or commitments that would require Buyer Parent or Buyer to sell, transfer, issue or otherwise dispose, or that relates to or otherwise involves any actual or possible sale, transfer, issuance or other disposal by Buyer Parent or Buyer, of any Capital Stock of Buyer Parent or Buyer.  Buyer Parent is not a party to any voting trust, proxy or other agreement or understanding (other than in its Governing Documents) with respect to the voting of the Capital Stock of Buyer held by it.

Section 4.12.         Capital Stock of Buyer Parent.  ARG Investments holds of record and owns beneficially all of the Capital Stock of Buyer Parent, which consists, as of the date hereof, of one thousand (1,000) shares of Buyer Parent Common Stock, free and clear of any and all Liens, except for any restrictions on sales of securities under applicable securities Laws.  The Capital Stock of Buyer Parent has been issued in compliance with applicable Law and is duly authorized, validly issued, fully paid and non-assessable and free of any Lien, purchase or call option, right of first refusal, preemptive right, subscription right or other similar Right with respect thereto.  Except as contemplated by this Agreement, none of ARG Investment, RC II ARG LLC or Buyer Parent is a party to any Rights or contracts, agreements or commitments that would require Sponsor or Buyer Parent to sell, transfer, issue or otherwise dispose of any Capital

Stock of Buyer Parent.  Immediately after giving full effect to the consummation of the transactions contemplated by this Agreement (including the issuance of the shares of Series A Senior Preferred Stock and the Buyer Parent Common Stock Consideration in accordance with Section 5.11 but before giving effect to any Purchase Price adjustments under Section 2.3), the authorized and issued and outstanding Capital Stock of Buyer Parent shall consist of (A) one hundred thousand (100,000) shares of Buyer Parent Common Stock all of which will be issued and outstanding, of which eighty-one thousand five hundred (81,500) shares of Buyer Parent Common Stock will be held of record and owned beneficially by ARG Investment and eighteen thousand five hundred (18,500) shares of Buyer Parent Common Stock will be held of record and owned beneficially by Seller) and (B) two hundred thirty thousand (230,000) shares of preferred stock, par value $0.01 per share (all of which shares will be designated as shares of Series A Senior Preferred stock, one hundred eighty thousand (180,000) of which will be issued and outstanding and held of record and owned beneficially by ARG Investment).  Buyer Parent has no current plan or intention to issue any shares of its Capital Stock to any Person other than (x) the shares of Capital Stock to be issued to ARG Investment and Seller at the Closing or (y) the shares of Capital Stock that may be issued to ARG Investment upon satisfaction of the Post-Closing Commitment Amount (as defined in the Equity Commitment Letter) after the Closing in accordance with the Stockholders Agreement.  ARG Investment is a wholly-owned Subsidiary of RC II ARG LLC and is not a party to any Rights or contracts, agreements or commitments that would require ARG Investment to sell, transfer, issue or otherwise dispose of any Capital Stock of ARG Investment to any Person other than RC II ARG LLC.  RC II ARG LLC is a wholly-owned Subsidiary of Sponsor, but for the transactions, if any, pursuant to the permitted Rights or contracts, agreements and commitments described in the following sentence.  RC II ARG LLC is not a party to any Rights or contracts, agreements or commitments that would require RC II ARG LLC to sell, transfer, issue or otherwise dispose of any Capital Stock of RC II ARG LLC, other than, to the extent entered into after the date hereof, Rights or contracts, agreements or commitments that, if the Stockholders Agreement were in effect as of the date hereof, would be permitted under Sections 6.1(a)(ii), (iv) and (v) thereof.

Section 4.13.         Buyer Parent and Buyer.  Each of Buyer Parent and Buyer has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Closing will have engaged in no other business activities and will have incurred no Liabilities or obligations other than as expressly contemplated hereunder and in connection with the transactions contemplated hereby, the Equity Commitment Letter and the other Transaction Documents.

Section 4.14.         Valid Issuance of Buyer Parent Common Stock.  The shares of Buyer Parent Common Stock being delivered to Seller in accordance with Section 2.2, when issued, sold, and delivered to Seller in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable, and free of any Lien, purchase or call option, right of first refusal, preemptive right, subscription right or other similar Right with respect thereto, other than restrictions on transfer under the Stockholders Agreement or applicable securities Laws.

Section 4.15.         Solvency.  Assuming (i) the representations and warranties of Seller in Article III are true and correct and (ii) the performance by Seller of its obligations under

Section 5.1, on and as of the Closing Date, and after giving effect to the transactions contemplated by this Agreement, Buyer Parent and its Subsidiaries, taken as a whole, will be Solvent.

ARTICLE V.

COVENANTS

Section 5.1.           Conduct of the Company.

(a)           Seller covenants and agrees that, except as (i) otherwise contemplated by this Agreement (including as described on Section 5.1 of the Seller Disclosure Letter and the other matters contemplated by the other Schedules and Exhibits hereto) and the other Transaction Documents, (ii) required by applicable Law, or (iii) otherwise approved in writing by Buyer (which approval shall not be unreasonably withheld, conditioned or delayed and which shall be deemed given if no response from Buyer is received by Seller within two (2) Business Days after such approval has been requested), during the period commencing on the date hereof and ending on the Closing Date, Seller shall cause each member of the Company Group (x) to use reasonable best efforts to conduct the Business in the ordinary course consistent with past practice and (y) not to take any of the following actions:

(i)            amend its Governing Documents;

(ii)           authorize for issuance, issue, grant, sell, deliver, dispose of, pledge or otherwise encumber any shares of its Capital Stock or issue any Rights to subscribe for or acquire any shares of its Capital Stock;

(iii)          other than cash dividends and distributions in such amounts that Seller reasonably believes, acting in good faith, would not cause the Net Working Capital to be less than the Target Net Working Capital, declare, set aside, make or pay any dividend or other distribution (whether in cash, Capital Stock or other property) in respect of the Company’s Capital Stock;

(iv)          except as required or permitted by GAAP, change its accounting methods, principles or practices;

(v)           (A) enter into, modify or terminate any labor or collective bargaining agreement of any member of the Company Group or, through negotiations or otherwise, make any material commitment or incur any material Liability to any labor union or (B) announce, implement or effect any material reduction in labor force, mass lay-offs, early retirement program or new severance program or policy concerning employees of the Company Group (excluding, for the avoidance of doubt, routine employee terminations or terminations for cause, as determined in the sole discretion of the Company) or modify, terminate or implement any employment policy, procedure or program impacting wages, benefits or working conditions that would result in Liability material to the

Company Group, taken as a whole, except to the extent required by applicable Law;

(vi)          acquire, by merger, consolidation, acquisition of equity interests or assets, or otherwise, any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof, except for any such transaction that is between any members of the Company Group;

(vii)         adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, bankruptcy, merger or other reorganization of any member of the Company Group;

(viii)        sell, lease, license, transfer, pledge, encumber, grant or dispose of any assets of the Company Group, other than (A) the sale of inventory in the ordinary course of business, (B) the licensing of Franchised Restaurants in the ordinary course of business, (C) the disposition of used or excess equipment in the ordinary course of business, (D) other arm’s length dispositions of assets of the Company Group involving consideration not in excess of Five Hundred Thousand Dollars ($500,000) in the aggregate and (E) dispositions pursuant to any contract or agreement existing and in effect as of the date hereof, which has been made available to Buyer prior to the date hereof;

(ix)           (A) enter into, modify or terminate in any material respect any contract that, if in effect as of the date of this Agreement, would be a Specified Contract, other than in the ordinary course of business, or (B) enter into or amend in any material respect any contract that would limit or otherwise restrict in any material respect any member of the Company Group or any of its Affiliates from engaging or competing in any material line of business or in any geographic area;

(x)           incur any Indebtedness, issue or sell any debt securities or warrants or other rights to acquire any of its debt securities, other than any (A) Indebtedness between any members of the Company Group, (B) Indebtedness between the Company Group and the Seller and/or its Affiliates (which shall be terminated, without effect on the Company Group, on or prior to the Closing), (C) Indebtedness that will be repaid at or prior to the Closing, (D) any Incremental Assumed Indebtedness Obligations in an amount equal to or less than Nine Hundred Thousand Dollars ($900,000) in the aggregate as determined in accordance with GAAP, or (E) any capital lease obligations (1) resulting from the reclassification in accordance with GAAP of any operating lease in existence as of the date of this Agreement of any member of the Company Group as a capital lease or (2) arising in connection with (x) the exercise of an extension option related to any such operating lease described in the immediately foregoing clause (1), or (y) any modification or extension of any operating lease or capital lease to which Buyer has given its approval in accordance with this Section 5.1(a);

(xi)          other than pursuant to the AFA Agreements, (A) make any loans, advances or capital contributions to, or investments in, any other Person (other than loans, advancements or capital contributions to, or investments in any member of the Company Group or in any Franchisee in the ordinary course of business consistent with past practice) or (B) make any loans to its directors, officers or employees (other than advancement of expenses in the ordinary course of business);

(xii)         settle any Action against it, except for an Action that is settled (A) in an amount or for consideration not in excess of Seven Hundred Fifty Thousand Dollars ($750,000) or (B) on terms that would not impose any material restriction on the conduct of business of any member of the Company Group or, after the Closing, any member of the Buyer Group or any of their Affiliates;

(xiii)        (A) enter into any new line of business or (B) open or close any existing Company Restaurant, facility, plant or office, except, in the case of this clause (ii), in the ordinary course of business;

(xiv)        other than as contemplated by Section 5.6(g), make, change or revoke any material Tax election or adopt or change any material Tax accounting method;

(xv)         increase in any material manner the rate or terms of compensation or benefits to any member of the board of directors or any employee with a title of Vice President and above of any member of the Company Group, other than (A) as may be required by applicable Law or to comply with Section 409A of the Code, (B) as may be contemplated by any Company Plan or other agreement in effect on the date hereof or (C) in the ordinary course of business, including with respect to new hires and promotions;

(xvi)        enter into or materially amend or waive any material provision of any contract, agreement or arrangement between or among one or more members of the Company Group, on the one hand, and Seller or any of Seller’s Affiliates (other than a member of the Company Group), on the other hand, other than in the ordinary course of business;

(xvii)       (A) enter into any Franchise Agreement for an individual Franchised Restaurant or any Development Agreement, except (x) pursuant to, and on the same material terms as, the form Franchise Agreement or Development Agreement attached to the then-current FDD, (y) substantially in the form of a Franchise Agreement or Development Agreement previously entered into with such Franchisee or (z) in connection with the transfer of such Franchised Restaurant from one Franchisee to another Franchisee; (B) enter into any material contract with a franchise broker in any jurisdiction in United States or (C) except to the extent any such termination is consistent with past practice, terminate any Franchise Agreement or Development Agreement;

(xviii)      (A) waive, modify, supplement, or otherwise amend in any respect material to the Company any Franchisee’s obligation to develop Franchised Restaurants or (B) otherwise waive, modify, supplement or otherwise amend in any respect material to the Company any Franchise Agreement or Development Agreement except, in the case of either clause (A) or (B), in the ordinary course of business consistent with past practice;

(xix)         subject to any exemptions in applicable Law, (A) offer or sell any Franchise in the United States unless and until all applicable franchise registrations and other franchise disclosure documents have been amended to include a disclosure, disclosing, among other things, this Agreement and the transactions contemplated by this Agreement or (B) offer or sell any Franchise in a non-United States jurisdiction except in compliance with applicable disclosure requirements under the Laws of such non-United States jurisdiction; or

(xx)          agree, whether in writing or otherwise, to do any of the foregoing.

(b)           Seller shall notify Buyer at or prior to the Closing with respect to any matter in Seller’s Knowledge first existing or occurring following the date of this Agreement that, (i) if existing or occurring on or prior to the date of this Agreement, would have been required to be set forth or described in the Seller Disclosure Letter or (b) is necessary to correct any information in the Seller Disclosure Letter that has been rendered inaccurate in any material respect thereby; provided, that Seller shall have no Liability for any failure to comply with this Section 5.1(b) except to the extent that Buyer is materially prejudiced by any such failure of Seller to provide notification to Buyer.

Section 5.2.           Access to Information; Confidentiality.

(a)           Prior to the Closing Date, or, if earlier, the date this Agreement is terminated pursuant to Section 9.1, Seller shall cause the Company Group to permit Buyer and its authorized agents or representatives, including its independent accountants, to have reasonable access upon reasonable prior notice to the properties, books and records of the Company Group during normal business hours to review information and documentation relative to the properties, books, contracts, commitments and other records of the Company Group; provided, that such access shall not disrupt the personnel and operations of the Business and shall be at Buyer’s sole cost and expense; provided, further, that for the avoidance of doubt Buyer shall have no right to access or review any Tax Return of Seller Parent or any of its Affiliates (including any consolidated, combined or unitary Tax Return including any such entity), except for separate, stand-alone non-income Tax Returns of the members of the Company Group.  All requests for access to the offices, properties, books and records of the Company Group shall be made to such representatives of Seller as Seller shall designate, who shall be solely responsible for coordinating all such requests and all access permitted hereunder.  It is further agreed that neither Buyer nor its representatives shall contact any of the employees, customers, suppliers, distributors, Franchisees, parties that have business relationships with or are joint venture partners of the Company Group, nor any Governmental Authority or representatives thereof, in connection with the transactions contemplated hereby, whether in person or by telephone, mail or other means of communication, without the prior written consent of Seller or its representatives (other than the required filings specified in Section 3.6).  Any access to the offices, properties, books and records of the Company Group shall be subject to the following additional limitations: (i) such access shall not violate any Law or agreement to which Seller or any member of the Company Group is a party or otherwise expose Seller or any of its Affiliates to a material risk of Liability or loss of attorney-client privilege; (ii) Buyer shall give Seller notice of at least two (2) Business Days before communicating with any third party relating to any property of the Company Group, and a representative of Seller shall have the right to be present when Buyer or its representatives engages in such communication; (iii) none of Buyer and its representatives shall damage the property of the Company Group or any portion thereof; (iv) the Buyer Group and their representatives shall not conduct any invasive sampling of the soil, subsurface, surface or groundwater, or building materials at any property of the Company Group; and (v) the Buyer Group and their representatives shall (A) use reasonable best efforts to perform all on-site due diligence reviews and all communications with any Person on an expeditious and efficient basis; and (B) indemnify, defend and hold harmless Seller, the members of the Company Group, their respective Affiliates, and each of their respective employees, directors and officers from and against all Liabilities, losses and claims resulting from or relating to the activities of Buyer or its representatives under this paragraph.  The foregoing indemnification obligation shall survive the Closing or termination of this Agreement.

(b)           The Buyer Group and its Affiliates and representatives shall hold in confidence all confidential information obtained from Seller, the Company Group or their respective officers, agents, representatives or employees, whether or not relating to the Business, in accordance with the provisions of the Confidentiality Agreement which, notwithstanding anything contained therein, shall remain in full force and effect following the execution of this Agreement and shall survive any termination of this Agreement in accordance with its terms.  Seller and its Affiliates and representatives shall hold in confidence (i) all confidential information obtained from the Buyer Group or its officers, agents, representatives or employees, and (ii) following the Closing, all confidential information concerning the Company Group and/or the Business, in each case of (i) and (ii), in substantially the same manner, and subject to the same exceptions and limitations, as Seller would hold in confidence its own confidential information; provided, that, for the avoidance of doubt, nothing in this Section 5.2(b) shall prohibit Seller Parent or any of its Affiliates from disclosing any such confidential information in a WAG SEC Document to the extent that Seller Parent or its Affiliate is required by Law or the rules and regulations of the New York Stock Exchange to disclose such confidential information, as reasonably determined by Seller Parent or its Affiliate.

Section 5.3.           Reasonable Best Efforts.  Subject to the terms and conditions of this Agreement and applicable Law, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations or otherwise to consummate and make effective the transactions contemplated by this Agreement as soon as practicable, including such actions or things as any other Party may reasonably request in order to cause any of the conditions to such other Party’s obligation to consummate such transactions specified in Article VI to be fully satisfied.  The Buyer Group and its Affiliates shall not enter into or complete any transactions that would reasonably be expected to delay, hinder or prohibit the consummation of the transactions contemplated hereby, including causing the failure of the closing conditions set forth in Article VI to be satisfied.

Section 5.4.           Regulatory Approvals.

(a)           The Parties shall (and shall cause their respective Affiliates to) make, as promptly as practicable, all filings that may be required for the satisfaction of the closing condition set forth in Section 6.1(b) by each of them in connection with the consummation of the transactions contemplated hereby.  In furtherance and not in limitation of the foregoing, each of the Parties agrees to use reasonable best efforts to file Notification and Report Forms under the HSR Act and similar applications with any other applicable Governmental Authority the approval of which is required in connection with the consummation of the transactions contemplated hereby as promptly as practicable following the date of this Agreement and in any event no later than five (5) Business Days following the date of this Agreement.  The Parties shall (and shall cause their respective Affiliates to) cooperate and use reasonable best efforts to (i) obtain any governmental Consents required for the Closing, including through compliance with the HSR Act, (ii) respond to any governmental requests for information, (iii) contest and resist any Action, including any legislative, administrative or judicial Action, and (iv) have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the transactions contemplated by this Agreement, including by vigorously pursuing all available avenues of administrative and judicial appeal and all available legislative action.  Subject to applicable Law, each Party shall furnish to the other Parties such necessary information and assistance as such other Parties may reasonably request in connection with the preparation of any necessary filings or submissions by them to any Governmental Authority referred to in Section 6.1(b).  Without in any way limiting the foregoing, the Parties shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to the HSR Act or any other Law contemplated to be complied with pursuant to Section 6.1.  For the avoidance of doubt, no member of the Buyer Group shall require Seller and/or any member of the Company Group to, and neither Seller nor any member of the Company Group shall be required to, take any action with respect to any decree, judgment, injunction or other order or any applicable Law which would bind Seller or any member of the Company Group irrespective of whether the Closing occurs.

(b)           Each of the Parties shall notify and keep the other Parties advised as to (i) any material communication from the Federal Trade Commission, the United States Department of Justice or any other Governmental Authority regarding any of the transactions contemplated hereby and (ii) any Action pending and Known to such Party, or to its Knowledge threatened, which challenges the transactions contemplated hereby.

Section 5.5.           Public Announcements.  None of the Parties shall (and the Parties shall cause their respective Affiliates not to) issue any press release or make any public announcement concerning the transactions contemplated hereby or the contents of this Agreement without the prior written consent of the other Parties (not to be unreasonably withheld, conditioned or delayed).  The Parties agree that the initial press release(s) to be issued with respect to this Agreement and the transactions contemplated hereby shall be substantially in the form attached to Section 5.5 of the Seller Disclosure Letter.  The foregoing restrictions shall not apply to public announcements required by applicable Law or the rules and regulations of the United States Securities and Exchange Commission (the “SEC”) or the rules and regulations of the New York Stock Exchange or disclosures made in any filing with the SEC.

Section 5.6.           Tax Matters.

(a)           Tax Returns.

(i)            Seller shall file or cause to be filed when due (taking into account any applicable extensions) all Tax Returns that are required to be filed by or with respect to the Company Group for taxable years or periods ending on or before the Closing Date, and shall pay all Taxes due in respect of such Tax Returns.  In the case of any such Tax Return due after the Closing Date that is required to be signed by Buyer or any member of the Company Group (or any officer or other authorized representative of any thereof), Seller shall send a copy of such Tax Return to Buyer no later than thirty (30) Business Days, in the case of Tax Returns that are filed less frequently than monthly, and three (3) Business Days, in the case of all other Tax Returns, prior to the date on which such Tax Return is due and Buyer shall sign or cause to be signed by the relevant appropriate Person, as applicable, such Tax Return and send such signed Tax Return back to Seller no later than five (5) Business Days prior to the date on which such Tax Return is due, in the case of Tax Returns that are filed less frequently than monthly, and no later than the earlier of (A) one (1) Business Day prior to the date on which such Tax Return is due and (B) two (2) Business Days after receipt of such Tax Return by Buyer, in the case of all other Tax Returns.  Notwithstanding anything in this Agreement to the contrary, no review or deemed review of any Tax Return by Buyer pursuant to this Section 5.6(a)(i) shall affect any Buyer Indemnified Party’s rights, or any of Seller’s obligations, under Section 8.2(a)(iv).

(ii)           Except as otherwise provided in Section 5.6(a)(iii), Buyer shall file or cause to be filed when due (taking into account any applicable extensions) all Tax Returns that are required to be filed by or with respect to the Company Group for taxable years or periods ending after the Closing Date, and shall pay all Taxes due in respect of such Tax Returns.

(iii)          With respect to Tax Returns that are required to be filed by or with respect to the Company Group for Straddle Periods (“Straddle Returns”), Buyer shall file or cause to be filed such Straddle Returns when due (taking into account any applicable extensions).  Such Straddle Returns shall be prepared in a manner consistent with past practice (unless otherwise required by applicable Law).  Seller shall be responsible for the Pre-Closing Taxes due in respect of such Straddle Returns, and Buyer shall be responsible for the Post-Closing Taxes due in respect of such Straddle Returns.  Buyer shall notify Seller of any amounts due from Seller in respect of any Straddle Return no later than ten (10) Business Days prior to the date on which such Straddle Return is due, and Seller shall remit such payment to Buyer no later than five (5) Business Days prior to the date such Straddle Return is due.  Buyer shall deliver any Straddle Return to Seller for its review at least thirty (30) days prior to the date on which such Tax Return is required to be filed.  If Seller disputes any item on such Tax Return, it shall notify Buyer of such disputed item (or items) and the basis for its objection.  The Parties shall act in good faith to resolve any such dispute prior to the date on which the relevant Tax Return is required to be filed.  If the Parties cannot resolve any disputed item, the item in question shall be resolved by the Adjustment Amount Arbitrator.  The fees and expenses of the Adjustment Amount Arbitrator shall be borne equally by Seller and Buyer.

(iv)          Neither Buyer nor any of its Affiliates (including, after the Closing, the Company Group) shall amend, refile or otherwise modify any Tax Return relating in whole or in part to the Company Group with respect to any taxable period or portion thereof ending on or before the Closing Date without Seller’s prior written consent.

(v)           For purposes of this Agreement, in the case of any Taxes of the Company Group that are payable with respect to any Tax period that begins before and ends after the Closing Date (a “Straddle Period”), the portion of any such Taxes that constitutes Pre-Closing Taxes shall:  (i) in the case of Taxes that are either (x) based upon or related to income or receipts, or (y) imposed in connection with any sale, transfer or assignment or any deemed sale, transfer or assignment of property (real or personal, tangible or intangible), be deemed equal to the amount that would be payable if the Tax year or period ended on the Closing Date; and (ii) in the case of Taxes (other than those described in clause (i) above) that are imposed on a periodic basis with respect to the business or assets of the Company Group or otherwise measured by the level of any item, be deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding Tax period) multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.  For purposes of clause (i) of the preceding sentence, any exemption, deduction, credit or other item (including, without limitation, the effect of any graduated rates of tax) that is calculated on an annual basis shall be allocated to the portion of the Straddle Period ending on the Closing Date on a pro rata basis determined by multiplying the total amount of such item allocated to the Straddle Period times a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.  In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 5.6(a) shall be computed by reference to the level of such items on the Closing Date and prorated as provided in clause (ii).  All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with past practice of the Company Group.  The parties hereto will, to the extent permitted by applicable law, elect with the relevant Governmental Authority to treat a portion of any Straddle Period as a short taxable period ending as of the close of business on the Closing Date.

(b)           Contest Provisions.

(i)            Buyer shall notify Seller in writing within five (5) Business Days after receipt by Buyer, any of its Affiliates or any member of the Company Group of notice of any pending or threatened federal, state, local or foreign Tax audits or assessments which may affect the Tax Liabilities of the Company Group for any taxable period or portion thereof ending on or before the Closing Date; provided, however, that the failure to notify Seller within such time period shall not relieve Seller from Liability hereunder.  Seller shall have the sole right to represent the Company Group (or any member thereof) in any Tax audit or administrative or court proceeding relating to a consolidated, combined or unitary group Tax Return of Seller or to Taxes for which Seller or any of its Affiliates would be liable under Section 8.2 or otherwise, and to employ counsel of its choice at its expense.  In the case of a contest that relates to Straddle Periods, Buyer shall control the conduct of such contest, but Seller shall have the right to participate in such contest at its own expense; provided that neither Buyer nor any member of the Company Group may agree to settle any such Tax contest in a manner that could affect Taxes or Tax attributes of Seller or any of its Affiliates without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(ii)           Neither Buyer nor any member of the Company Group may agree to settle any Tax claim in a manner that would affect Taxes or Tax attributes of Seller or any of its Affiliates without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(c)           Termination of Tax Allocation Agreements.  Any and all Tax allocation or sharing agreements or other agreements or arrangements relating to Tax matters between the Company Group (or any member thereof), on the one hand, and Seller or any of its Affiliates (other than members of the Company Group), on the other hand, shall be terminated as to the Company Group (and any member thereof) as of the Closing Date and, from and after the Closing Date, no member of the Company Group shall be obligated to make any payment pursuant to any such agreement or arrangement for any past or future period.

(d)           Assistance and Cooperation.  Seller shall retain all Tax Returns, and other records related to Taxes, as well as all accounting records and reports, of the Company Group; provided, that after the Closing Date, each of Seller and Buyer shall:

(i)            reasonably assist (and cause their respective Affiliates to assist) the other Party in preparing any Tax Returns or reports which such other Party is responsible for preparing and filing in accordance with this Section 5.6 (including that with respect to any taxable year (or portion thereof) of the

Company Group for which Seller is required to file a Tax Return pursuant to Section 5.6(a)); and Buyer shall promptly (and, for the portion of the taxable period ending on the Closing Date, within ninety (90) days after the Closing Date) cause the Company to prepare and provide to Seller a package of tax information materials, which shall be completed in accordance with the past practice of the Company or the relevant Subsidiary including past practice as to providing the information, schedules and work papers and as to the method of computation of separate taxable income or other relevant measure of income); and Buyer shall cause the Company Group to retain all records related to Taxes for a ten (10) year period after the Closing Date, after which time the Buyer shall notify Seller at least ten (10) Business Days in advance of disposing of any records relevant to taxable periods (or portions thereof) ending on or prior to the Closing Date and shall deliver such records to Seller at Seller’s request;

(ii)           reasonably cooperate in preparing for any audits of, or disputes with taxing authorities regarding, any Tax Returns of the Company Group;

(iii)          make available to the other and to any Governmental Authority as reasonably requested, and permit the other to copy at its own expense, all information, records, and documents relating to accounting or Taxes of the Company Group (which, for the avoidance of doubt, does not include (A) any such items relating to accounting or Taxes of the Seller or any of Seller’s Affiliates (other than members of the Company Group) that do not relate solely to the Company Group, and (B) any Tax Return of Seller Parent or any of its Affiliates (including any consolidated, combined or unitary Tax Return including any such Person) except for separate non-income Tax Returns of the members of the Company Group) (collectively, all such non-excluded items and Tax Returns, the “Company Group Records”); and

(iv)          furnish the other with copies of all correspondence received from any Governmental Authority in connection with any Tax audit or information request with respect to Taxes for which the other Party may be liable under this Agreement.

provided, further, that after the date on which Seller no longer has any indemnification obligation under Section 8.2(a) with respect to Taxes, Seller shall, if Buyer so requests and at Buyer’s expense, deliver to Buyer the Company Group Records.

(e)           Survival of Obligations.  Except as specifically otherwise set forth in this Section 5.6, the obligations of the Parties set forth in this Section 5.6 shall survive until the sixtieth (60th) day following the date on which the applicable statute of limitations for the taxable year in question expires.

(f)           For avoidance of doubt, the provisions of this Section 5.6 shall not apply to Transfer Taxes, as to which Section 2.6 shall apply.

(g)           Section 338(h)(10) Election.

(i)            Buyer shall join with Seller in making an election under Section 338(h)(10) of the Code and any corresponding or similar elections under state, local or foreign Tax law (collectively the “Section 338(h)(10) Election”) with respect to the purchase and sale of the stock of the Company and any of its domestic corporate Subsidiaries hereunder.

(ii)           Seller shall pay any Taxes attributable to the making of the Section 338(h)(10) Election as provided in Section 5.6(g)(i) of this Agreement.

(iii)          Seller shall prepare and file, or cause to be filed, all forms and documents required in connection with the Section 338(h)(10) Election.  For the purpose of making the Section 338(h)(10) Election, on or prior to the Closing Date, Buyer and Seller each shall execute two copies of Internal Revenue Service Form 8023 (or successor form).  Buyer shall execute (or cause to be executed) and deliver to Seller such additional documents or forms as are reasonably requested to complete the Section 338(h)(10) Election at least ten (10) days prior to the date such documents or forms are required to be filed.

(iv)          Seller shall determine and allocate the “aggregate deemed sales price” (“ADSP”) with respect to the Company Shares and/or the assets and Liabilities of the Company Group, as applicable, in accordance with Section 338 of the Code and the applicable Treasury Regulations promulgated thereunder or comparable provisions for state, local and foreign Tax law (the “ADSP Allocation”).  Seller shall forward a draft of the ADSP Allocation to Buyer for Buyer’s consent, which consent shall not be unreasonably withheld, delayed or conditioned.  If Buyer notifies Seller of its disagreement with any items reflected on the ADSP Allocation so provided within thirty (30) days of receipt thereof, Seller and Buyer shall attempt to resolve the disagreement.  To the extent Seller and Buyer cannot agree within thirty (30) days after Seller receives notice of such disagreement from Buyer, Seller and Buyer shall jointly submit their disagreement to the Adjustment Amount Arbitrator and the decision of the Adjustment Amount Arbitrator shall be rendered within thirty (30) days after receipt of such joint submission and shall be final and binding on the Parties.  Seller and Buyer shall share equally the costs of employing the Adjustment Amount Arbitrator.  Buyer and Seller and their respective Affiliates shall be bound by the Section 338(h)(10) Election and the ADSP Allocation for all Tax purposes.  Buyer and Seller shall file, and shall cause their respective Affiliates to file, all Tax Returns in a manner consistent with the Section 338(h)(10) Election and the ADSP Allocation (except that Buyer shall report its “adjusted grossed-up basis” taking into account appropriate differences between that concept and ADSP under the Section 338 regulations) and shall take no position contrary thereto unless required to do so by applicable Law or a good faith resolution of a Tax contest.

(h)           Buyer shall not make, or cause to be made, an election under Section 338(g) of the Code and any corresponding or similar elections under state, local or foreign Tax law with respect to the purchase of the stock of any of the Company’s foreign Subsidiaries hereunder without Seller’s prior written consent, which may be withheld in Seller’s sole discretion.

(i)           Seller will be entitled to any credits (including, for the avoidance of doubt, any Taxes prepaid by Seller that are Post-Closing Taxes) and refunds (including interest received thereon) in respect of any Taxes for which Seller has agreed to indemnify Buyer pursuant to Section 8.2(a).  Buyer shall cause such refund or the amount of such credit to be paid to Seller promptly after it is received, allowed or applied against any Tax Liability.

(j)           In the event of a conflict between the provisions of this Section 5.6, on the one hand, and the provisions of Article VIII, on the other, the provisions of this Section 5.6 shall control.

Section 5.7.           Further Assurances.  Each of the Parties agrees that, from time to time after the Closing Date, they shall, and shall cause their respective Affiliates, including, with respect to Buyer, the Company Group, to execute and deliver such further instruments, and take (or cause their respective Affiliates, including, with respect to Buyer, causing the Company Group, to take) such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement and the other Transaction Documents, including the transfer or cancellation of the domain names set forth in Section 5.7 of the Seller Disclosure Letter; provided, that Seller and its Affiliates shall be required only to use their respective commercially reasonable efforts to cause the transfer of the domain name identified in item 3 in Section 5.7 of the Seller Disclosure Letter.

Section 5.8.           Assumption of Obligations.  From and after the Closing, the Buyer Group agrees to cause each member of the Company Group to fully perform and fulfill all of its obligations and commitments, whether existing as of the Closing Date or arising or incurred thereafter.

Section 5.9.           Equity Financing.  Each member of the Buyer Group shall and shall cause its Affiliates to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done all things necessary to consummate the equity financing contemplated by the Equity Commitment Letter on the terms and conditions described therein as promptly as practicable following the date hereof, including (i) satisfying all the conditions (and complying with all the obligations) contemplated by the Equity Commitment Letter to the extent such conditions (and obligations) are in such member of the Buyer Group’s or any Affiliate of such member of the Buyer Group’s control and (ii) causing the funding under the Equity Commitment Letter as soon as practicable following the date hereof.  The Buyer Group shall, as promptly as practicable, give Seller (1) notice of any breach of the Equity Commitment Letter by any party thereto and (2) at Seller’s request, the status of the equity financing.  No member of the Buyer Group nor any of its Affiliates shall amend, modify, terminate, assign or agree to any waiver under the Equity Commitment Letter without the prior written consent of Seller.  In the event that all conditions to the Equity Commitment Letter have been satisfied, the Buyer Group shall cause the equity financing to be funded in full at the Closing (including taking enforcement actions, including seeking specific performance, to cause such funding).

Section 5.10.         Employee Matters.

(a)           Offers to Certain Seller Employees.  Buyer shall make a written offer of employment to (i) each individual listed on Section 5.10(a)(i) of the Seller Disclosure Letter (each, a “Group I Seller Employee”), not later than ten (10) Business Days following the date hereof, and (ii) each individual listed on Section 5.10(a)(ii) of the Seller Disclosure Letter (each, a “Group II Seller Employee” and together with Group I Seller Employee, a “Seller Employee”), not later than thirty (30) days following the Closing Date.  Each such offer of employment shall be for (i) base salary or wages not less than the base salary or wages provided (a) immediately prior to the Closing Date, with respect to each Group I Seller Employee, or (b) immediately prior to the applicable Employment End Date, with respect to each Group II Seller Employee, (ii) incentive compensation opportunities not less than the incentive compensation opportunities provided (a) immediately prior to the Closing Date, with respect to each Group I Seller Employee, or (b) immediately prior to the applicable Employment End Date, with respect to each Group II Seller Employee, and (iii) employee benefits not less favorable in the aggregate to such Seller Employee than those provided to each such Seller Employee (a) immediately prior to the Closing Date, with respect to each Group I Seller Employee, or (b) immediately prior to the applicable Employment End Date, with respect to each Group II Seller Employee; provided, that with respect to each Seller Employee who is an Inactive Employee as of the date hereof, such offer of employment shall be made by Buyer (a) with respect to a Group I Seller Employee, only if such Group I Seller Employee actually reports to employment with the Seller and is capable of performing his or her job duties as in effect immediately prior to the Closing or (b) with respect to a Group II Seller Employee, only if such Group II Seller Employee actually reports to employment with Seller and is capable of performing his or her duties as in effect immediately prior to such individual’s applicable Employment End Date, in each case with all accommodations, in which case such offer shall be made (a) with respect to each Group I Seller Employee, within one Business Day following the date on which such Group I Seller Employee so reports to employment or (b) with respect to each Group II Seller Employee, on the date that is the later of (x) 10 Business Days prior to such individual’s Employment End Date or (y) one Business Day following the date on which such Group II Seller Employee so reports to employment.  Each Seller Employee shall have until the fifth (5th) Business Day following the date an offer of employment by Buyer is made, to accept such offer of employment, and employment with Buyer shall commence (a) with respect to each Group I Seller Employee, immediately following the Closing (or, in the case of such Inactive Employees, as of the date immediately following the date on which such employee accepts employment with Buyer, if later) or (b) with respect to Group II Seller Employee, immediately following the Employment End Date (or, in the case of an Inactive Employee, as of the date immediately following the date on which such employee accepts employment with Buyer, if later) (such date in the immediately preceding clauses (a) and (b), as applicable, the “Employment Date”).  For all purposes consistent with applicable Law, and except as otherwise expressly provided herein, employment of the Seller Employees (including any Inactive Employees) from and after the Employment Date shall be deemed to have occurred with no interruption or break in service and no termination of employment.  Those Seller Employees who accept employment with Buyer along with all Company Group Employees are referred to herein as “Buyer Employees”.

(b)           Compensation and Benefit Continuation.  For the period commencing on the Closing Date (or, with respect to Group II Seller Employees, the Employment End Date) and ending on December 31, 2012 (the “Employment Period”), each Buyer Employee shall be entitled to (and Buyer shall, or shall cause the Company Group to, provide each Buyer Employee with): (i) base salary or wages not less than the base salary or wages provided to each such Buyer Employee immediately prior to the Closing Date (or, with respect to Group II Seller Employees, the Employment End Date), (ii) cash incentive compensation opportunities not less than the cash incentive compensation opportunities provided to each such Buyer Employee immediately prior to the Closing Date (or, with respect to Group II Seller Employees, the Employment End Date) and (iii) employee benefits not less favorable in the aggregate than those to be provided to each such Buyer Employee under (A) the employee benefit plan documents and policies prepared, or caused to be prepared, by Seller pursuant to Section 5.10(l), in each case as in effect on the Closing Date, (B) the Company 401(k) Retirement Plan and (C) the employee benefit plan documents and policies identified on Schedule C, attached hereto, as already existing on the date hereof on a stand-alone basis for the Company.

(c)           Severance.  Without in any way limiting the provisions of Section 5.10(a) or (b), Buyer agrees that any Buyer Employee whose employment with Buyer and its Subsidiaries (including the Company Group) is terminated during the Employment Period under circumstances that would have entitled such Buyer Employee to severance payments and benefits under the severance plans and arrangements applicable to such Buyer Employee immediately prior to the Closing (the “Company Group/Seller Severance Plans”) or under the severance plans and arrangements of Buyer and its Subsidiaries (including the Company Group) applicable to employees similarly situated to such Buyer Employee at the time of such termination (“Buyer Severance Plans”), shall be entitled to receive from Buyer and its Subsidiaries (including the Company Group) severance payments and benefits that are no less favorable than the greater of (x) such payments and benefits that would have been available to such Buyer Employee pursuant to Company Group/Seller Severance Plans upon a termination from employment immediately prior to the Closing and (y) such payments and benefits that are available to similarly situated employees of the Buyer and its Subsidiaries (including the Company Group) under the Buyer Severance Plans at the time of such termination.

(d)           Vacation.  Without in any way limiting the provisions of Section 5.10(a) or (b), during the calendar year in which the Closing Date occurs (or, or in the case of Buyer Employees who were Inactive Employees, in which the Employment Date occurs), Buyer and its Subsidiaries (including the Company Group) shall honor all vacation, sick and other paid-time-off days that Buyer Employees have earned or accrued as of the Closing Date (or, in the case of Buyer Employees who were Inactive Employees, as of the Employment Date) under applicable plans and policies of the Company Group or Seller.

(e)           Cafeteria Plans.  Without in any way limiting the provisions of Section 5.10(a) or (b), as of the Closing Date, to the extent Buyer and its Subsidiaries (including the Company Group) are not assuming or retaining any Company Plan that is a cafeteria plan or plan subject to Section 125 of the Code in which any Buyer Employee participated immediately prior to the Closing (“Company Group/Seller 125 Plans”), Buyer and its Subsidiaries (including the Company Group) shall (i) cause each Buyer Employee to be credited under similar plans of Buyer and its Subsidiaries (including the Company Group) (“Buyer 125 Plans”), with a “Credit Balance” representing the aggregate amount of an employee’s payroll deductions less the aggregate amount of disbursements, but not below zero, under each Buyer Employee’s account under the applicable Company Group/Seller 125 Plan immediately prior to the Closing Date and (ii) give effect, or cause the applicable Buyer 125 Plan to give effect, to elections made by each Buyer Employee for the calendar year during which the Closing Date occurs under each Company Group/Seller 125 Plan in which such Buyer Employee participates.

(f)           Service Credit and Similar Matters.  Buyer shall, to the greatest extent allowable under applicable plans, cause service rendered by Buyer Employees prior to the Closing Date to be taken into account for all purposes including participation, coverage vesting and level of benefits, as applicable, under all employee benefit plans, programs, policies and arrangements of Buyer and its Subsidiaries (including the Company Group) from and after the Closing Date, to the same extent as such service was taken into account under corresponding plans of the Company Group or Seller for such purposes; provided, however, that nothing herein shall result in the duplication of any benefits.  Without limiting the foregoing, Buyer shall, or shall use reasonable best efforts to cause any third-party insurance carriers to, ensure that Buyer Employees will not be subject to any preexisting condition or limitation under any health or welfare plan of Buyer or its Subsidiaries (including the Company Group) for any condition for which such employee would have been entitled to coverage under the corresponding health or welfare benefit plan of the Company Group or Seller in which such employee participated immediately prior to the Closing Date.  Buyer shall, or shall use reasonable best efforts to cause any third-party insurance carriers to, ensure that such employees are given credit under such plans for co-payments made, and deductibles satisfied, prior to the Closing Date.

(g)           No Third Party Beneficiary or Additional Rights/Restrictions Created.  Nothing contained herein shall be construed as (i) requiring Seller, the Company or Buyer or any of their Affiliates to continue any Company Plan or other employee compensation or benefit plans or arrangements, or prevent the amendment, modification or termination thereof whether before or after the Closing; (ii) creating any right to any compensation or benefits whatsoever on the part of any future, present or former employee of the Company or Buyer or any of their Affiliates; or (iii) constituting an amendment to any Company Plan or other employee benefit or compensation plans or arrangements.  Nothing in this Section 5.10 or elsewhere in this Agreement shall be deemed to make any employee, former employee, independent contractor of the Company Group or Buyer or any of its Affiliates (including any beneficiary or dependent thereof) a third party beneficiary of this Agreement or provide any of them any rights relating hereto.

(h)           Pension Plan Contribution.  At the Closing, Buyer shall pay to Seller an amount in cash equal to the Pension Plan Contribution and, from and after the Closing, Seller shall retain all Liabilities related to or arising under the Pension Plan and Buyer shall not have any Liability relating thereto.

(i)           Treatment of Seller Parent Equity Awards.  Effective immediately prior to the Closing (or with respect to Group II Employees, the Employment End Date), (A) all outstanding stock options and all restricted stock or restricted stock units which vest solely based on the passage of time owned by any Buyer Employee shall fully vest and all restrictions thereunder shall fully lapse with respect to each such Buyer Employee and (B) all restricted stock or restricted stock units which vest based on performance targets owned by any Buyer Employee shall be forfeited.

(j)            2011 Cash Bonuses.  From and after the Closing, Buyer shall be responsible for, and shall pay when due, (i) the ARG 2011 Bonus Plan Retention Guaranty and (ii) all other cash payment obligations of the Company related to the bonuses of any and all Buyer Employees (other than bonuses, excluding the ARG 2011 Bonus Plan Retention Guaranty, payable solely as a result of consummation of the transactions contemplated by this Agreement).  As described under Section 5.10(j) of the Seller Disclosure Letter, each Seller Employee who becomes a Buyer Employee following the Closing pursuant to this Section 5.10 shall be entitled to receive from Buyer, when bonuses in respect of 2011 are due to such Buyer Employee, (x) the portion of such bonus that such Buyer Employee has earned (based on the number of days elapsed during  fiscal year 2011 until the Employment Date) pursuant to the bonus plan that such Buyer Employee participated in immediately prior to the Employment Date and (y) the portion of such bonus that such Buyer Employee has earned (based on the number of days elapsed during fiscal year 2011 following the Employment Date) pursuant to the bonus plan that such Buyer Employee participated in immediately after the Employment Date.  As promptly as practicable, but in any event no later than five (5) Business Days, after Buyer has (A) paid bonuses in respect of 2011 in March of 2012 to Seller Employees who become Buyer Employees following the Closing pursuant to this Section 5.10 and (B) delivered reasonably detailed evidence of such payments to Seller, Seller shall reimburse Buyer, for each such Buyer Employee, for the portion of such bonus that such Buyer Employee has earned (based on the number of days elapsed during fiscal year 2011 until the Employment Date) pursuant to the bonus plan that such Buyer Employee participated in immediately prior to the Employment Date.

(k)           Transaction Bonuses.  Seller shall be responsible for, and shall pay, or cause to be paid, at the Closing, the full amount of any and all bonuses payable to any Company Group Employee solely as result of the consummation of the transactions contemplated by this Agreement.  For the avoidance of doubt, Buyer shall be responsible for the ARG 2011 Bonus Plan Retention Guaranty.

(l)            Seller’s Preparation of Benefit Plan Documents.  Seller shall use reasonable best efforts to prepare, or cause to be prepared, prior to the Closing, for Buyer’s adoption or execution, as the case may be, at the Closing, employee benefit plan documents and summary plan descriptions (only if such summary plan descriptions are required by Law to be distributed to participants at the Closing) and policies that are substantially comparable in all material respects (except for changes requested or approved in writing by or on behalf of Buyer Parent or Buyer) to Seller’s employee benefit plans, summary plan descriptions and policies in each case as listed on Section 5.10(l) of the Seller Disclosure Letter, other than those that are identified on Section 5.10(l) of the Seller Disclosure Letter, as already existing on the date hereof on a stand-alone basis for the Company.  Buyer Parent and Buyer shall reasonably cooperate with Seller in connection with the foregoing.  Seller shall reasonably cooperate with

Buyer and Buyer Parent, including by making the officers and employees of Seller and Seller Parent reasonably available to Buyer and Buyer Parent during normal business hours, in connection with Buyer’s and Buyer Parent’s efforts to prepare, or cause to be prepared, for adoption or execution by Buyer, the Company or a Subsidiary of the Company, as the case may be, at the Closing, a 401(k) plan document that mirrors Seller’s 401(k) Retirement Plan, to the extent applicable to Buyer Employees, or an adoption agreement for a prototype 401(k) plan document that is substantially similar in all material respects to Seller’s 401(k) Retirement Plan (such plan, the “Company 401(k) Retirement Plan”).

(m)          401(k) Retirement Plan.  No later than 90 days after the Closing Date, Seller shall cause its 401(k) Retirement Plan to transfer to the Company 401(k) Retirement Plan, and Buyer agrees to cause the Company 401(k) Retirement Plan to accept, the account balance (including promissory notes evidencing all outstanding loans and subject to any qualified domestic relations orders pursuant to Section 414(p) of the Code) of each Buyer Employee under Seller’s 401(k) Retirement Plan who has not elected out of such transfer, in a direct rollover pursuant to Q&A 7 of Treasury Regulation Section 1.401(a)(31)-1; and such transfer shall be subject to Seller’s prior notice to Buyer Employees of such transfer, which notice shall comply in all material respects with all applicable regulations with respect thereto, including, but not limited to, Section 402(f) of the Code, 26 CFR §1.402(f)-1, and 26 CFR §1.401(a)(31)-1.

(n)           Certain Workers Compensation Claims.  With respect to (i) all workers’ compensation claims incurred by employees of Arby’s Restaurant Group, Inc. and its Subsidiaries (“Arby’s Employees”) relating to the State of Ohio that are incurred or otherwise relate entirely or partially to the period commencing on July 1, 2010 and ending on the Closing Date (the “Arby’s WC Self-Insured Period”), including without limitation any such claims that are first reported following the Closing Date (the “Post-Closing WC Claims”) and (ii) any applicable State of Ohio workers’ compensation self-insurance assessments in respect of the Company and its Subsidiaries relating to the Arby’s WC Self-Insured Period (whether assessed prior to, on or after the Closing):  (A) Wendy’s International, Inc. (and not the Company) shall continue to be responsible for posting collateral (including all claims payments and self-insurance assessments related to the Arby’s Employees) in respect of such workers’ compensation claims with the State of Ohio for the Arby’s WC Self-Insured Period, for so long as any such collateral is required; (B) as promptly as practicable following Buyer or Buyer Parent’s receipt of notice of any such Post-Closing WC Claims, Buyer or Buyer Parent shall notify Seller Parent thereof to enable Seller Parent to report such Post-Closing WC Claims pertaining to the Arby’s Employees to the State of Ohio; (C) Seller Parent or one of its Affiliates may enter into arrangements with the State of Ohio (or its designated third party workers’ compensation claims administrator) to provide that all such claims and self-insurance assessments shall be invoiced directly to Seller Parent (and Buyer, Buyer Parent and their respective Affiliates shall provide such assistance as is reasonably requested by Seller Parent in connection therewith and shall not take any actions contrary to such intent), and to the extent Buyer Parent, Buyer, the Company or any Subsidiary of the Company receive after the Closing any invoice for any such claims or self-insurance assessments from the State of Ohio (or its designated third party workers’ compensation claims administrator), Buyer or Buyer Parent shall promptly deliver such invoice to Seller Parent for payment; (D) Seller Parent shall remain responsible for the payment of such claims and self-insurance assessments directly to the State of Ohio (or its designated third party workers’ compensation claims administrator); and (E) Buyer or Buyer Parent shall promptly reimburse Seller Parent for the amount of such claims and self-insurance assessments paid by Seller Parent that relate to the Arby’s Employees, upon receipt from Seller Parent of an invoice describing such payments in reasonable detail. Seller and Seller Parent agree that Buyer and Buyer Parent shall retain the right to make all decisions normally reserved for the employer regarding the administration or settlement of any workers’ compensation claims by the Arby’s Employees.

(o)           Prohibited Plans.  Prior to the Closing, neither Buyer Parent nor Buyer shall establish an equity incentive plan or similar plan (including a phantom equity plan) providing for any issuance of shares of its Capital Stock or any other equity interests (or rights to acquire shares of its Capital Stock or any other equity interests) by it for employees, directors and/or consultants of it or any of its Subsidiaries.

Section 5.11.         Contribution of Closing Commitment Amount and Issuance of Capital Stock of Buyer Parent.  At the Closing, (i) Buyer Parent shall make a contribution of an amount equal to the Closing Commitment Amount to Buyer and (ii) Buyer Parent shall issue the Buyer Parent Common Stock Consideration to Buyer.

Section 5.12.         Filing of the Buyer Parent Certificate of Incorporation.  Prior to the issuance of the shares of Series A Senior Preferred Stock to Sponsor, Buyer Parent shall file with the Secretary of State of Delaware the Buyer Parent Certificate of Incorporation.

Section 5.13.         Conduct of Business of Buyer Parent and Buyer.  Buyer Parent shall not take or permit any of its Affiliates to take any action other than in connection with the consummation of the transactions contemplated by this Agreement (including the consummation of the transactions contemplated by the Equity Commitment Letter).

Section 5.14.         [Intentionally Omitted]

Section 5.15.         Name of Seller.  On or prior to the Closing, Seller agrees to take all necessary actions to (i) change its limited liability company name and (ii) change the corporate or limited liability company name of any of its Subsidiaries (other than the Company Group), in each case, to exclude the word “Arby’s” effective at, and conditional on, the Closing.  Seller further agrees to take all necessary actions to change the corporate or limited liability company name of any member of the Company Group to exclude the word “Wendy’s” effective at, and conditional on, the Closing.  Seller further agrees that, except as set forth in Section 5.17, from and after the Closing it and its Affiliates (other than the Seller Parent, whose obligation is addressed in Section 5.16) will cease to use any name or trademark consisting of or including the word “Arby’s”; provided, that the foregoing shall not prohibit Seller or its Affiliates from maintaining documents bearing the “Arby’s” name or trademark in their internal records, from using the “Arby’s” name or trademark in a manner that qualifies as fair use under applicable Law or otherwise from using the “Arby’s” name in any filings or disclosure made by Seller or any of its Affiliates pursuant to the rules and regulations of the United States Securities and Exchange Commission, the rules and regulations of the New York Stock Exchange or any applicable Laws governing the offering or sale of franchises.

Section 5.16.         Name of Seller Parent.  Seller Parent agrees to use reasonable best efforts to change its corporate name to exclude the word “Arby’s” as soon as practicable following the Closing.  Seller Parent further agrees that, except as set forth in Section 5.17, from and after the change of its corporate name becomes effective, it and its Affiliates (including Seller) shall cease to use any name or trademark consisting of or including the word “Arby’s”; provided, that the foregoing shall not prohibit Seller Parent or its Affiliates from maintaining documents bearing the “Arby’s” name or trademark in their internal records or from using the “Arby’s” name or trademark in a manner that qualifies as fair use under applicable Law or otherwise from using the “Arby’s” name in any filings or disclosure made by Seller or any of its Affiliates pursuant to the rules and regulations of the United States Securities and Exchange Commission, the rules and regulations of the New York Stock Exchange or any applicable Laws governing the offering or sale of franchises.

Section 5.17.         Transition for Restaurants in the United Arab Emirates.  Effective as of the Closing Date, Buyer, on behalf of itself, Arby’s, LLC and Arby’s IP Holder Trust, hereby grants to Wendy’s/Arby’s International, Inc. (“WAI”), Wendy’s/Arby’s International Services, Inc. (“WAIS”) and WAI’s franchisee in the United Arab Emirates (“UAE”)  for a period of one hundred eighty (180) days following the Closing Date (such period, the “Arby’s UAE Rights Period”):  (a) the rights and license to use the “Arby’s” name and trademarks in connection with the operation of the existing six (6) Wendy’s/Arby’s dual branded restaurants in the UAE, the existing Wendy’s restaurant in the UAE serving Arby’s-branded products, and one additional Wendy’s restaurant to be opened by WAI’s franchisee in the UAE serving Arby’s-branded products prior to the expiration of the Arby’s UAE Rights Period (collectively, the “UAE Restaurants”) as currently used in connection with one or more of such restaurants, including on signage, menu boards, packaging and in-store displays, and for advertising and promotional materials; (b) the rights and license to use all other Intellectual Property of the Company Group associated with the operation of an Arby’s restaurant currently used in the operation of one or more of the UAE Restaurants in connection with the operation of the UAE Restaurants, including recipes, manuals, confidential information and trade secrets; and (c) the rights to sell at the UAE Restaurants Arby’s-branded products currently served at one or more of the UAE Restaurants.  The rights granted by Buyer in this Section 5.17 are non-exclusive and royalty-free during the Arby’s UAE Rights Period.  Seller shall cause WAI and WAIS to use commercially reasonable efforts to ensure that WAI’s UAE franchisee maintains materially the same standard of quality associated with the UAE Restaurants and the products and services served at such restaurants as was maintained before the date of this Agreement.  The rights granted by Buyer in this Section 5.17 are intended to provide WAI, WAIS and WAI’s UAE franchisee with a reasonable period of time in which they can transition the UAE Restaurants to Wendy’s restaurants in an orderly manner, including (A) the removal of the “Arby’s” name and trademarks from signage, menuboards, uniforms and wallpaper and other interior branding, (B) discontinuation of Arby’s-branded products from the menus, and (C) replacement of the dual-branded packaging with Wendy’s packaging (such matters (A) through (C) are called the “De-Identification Obligations”).  Seller agrees (on behalf of itself and WAI and WAIS) to cause its UAE franchisee to (i) remove the “Arby’s” name and trademarks at or in connection with the UAE Restaurants, comply with the De-Identification Obligations, and otherwise cease the use of the “Arby’s” name and trademarks; (ii) take any and all actions reasonably necessary to further evidence the termination of any rights (other than pursuant to that certain Right of First Refusal

Agreement dated May 31, 2011 by and among Arby’s Restaurant Group, Inc. and Specialized Catering Services Establishment) that the UAE franchisee may have had (and Seller agrees, on behalf of itself and WAI and WAIS, to take any and all actions reasonably necessary to further evidence the termination of any rights that they may have had) to use, license or sublicense any of the Arby’s trademarks or other Intellectual Property of the Company Group; and (iii) cease the use of all other Intellectual Property of the Company Group at or in connection with the UAE Restaurants (including all recipes, manuals, confidential information and trade secrets), in all cases promptly following the expiration of the rights granted by Buyer in this Section 5.17.  Notwithstanding anything in this Agreement to the contrary, as between Buyer and Seller, Seller shall bear all costs and expenses related to, or arising out of, (i) the use of the rights granted to WAI, WAIS and WAI’s UAE franchisee under this Section 5.17 and (ii) the transition of the UAE Restaurants to Wendy’s restaurants as contemplated by this Section 5.17.

Section 5.18.         No Solicitation.  Prior to the Closing, or, if earlier, the date this Agreement is terminated pursuant to Section 9.1, Seller shall not, and shall cause each member of the Company Group and its and their respective Affiliates not to, directly or indirectly, through any directors, officer, partner, manager, employee, consultant, Affiliate, investment banker, attorney, accountant or other advisor or representative, initiate, solicit, knowingly facilitate, encourage (including by way of furnishing non-public information or assistance) or enter into any negotiation, discussion or agreement of any type, with any Person other than a member of the Buyer Group, with respect to the sale of any Capital Stock of any member of the Company Group or all or any significant portion of the assets of the Company Group, or any merger, consolidation, recapitalization, business combination, liquidation or similar transaction with respect to any member of the Company Group.  Seller shall notify Buyer in writing, as promptly as practicable, and in any event no later than two (2) Business Day, of all relevant terms of any inquiry or proposal by a third party to do any of the foregoing that Seller or any member of the Company Group or any of its or their respective Affiliates or any of their respective officers, directors, partners, managers, employees, consultants, Affiliates, investment bankers, attorneys, accountants or other advisors or representatives may receive relating to any of such matters.  In the event such inquiry or proposal is in writing, Seller shall deliver to Buyer a copy of such inquiry or proposal together with such written notice.

Section 5.19.         Non-Hire and Non-Solicitation of Employees.

(a)           For a period of eighteen (18) months following the Closing, Buyer Parent shall not, and shall cause its Affiliates not to, without the prior written consent of Seller (which consent shall be in Seller’s sole discretion), directly or indirectly hire or otherwise engage the services of any of the individuals listed on Section 5.19(a) of the Seller Disclosure Letter other than any such individual who had been terminated by Seller or its Affiliates more than ninety (90) days prior to such hiring or engagement.

(b)           For a period of eighteen (18) months following the Closing, Buyer Parent shall not, and shall cause its Affiliates not to, directly or indirectly, solicit any of the individuals listed on Section 5.19(a) of the Seller Disclosure Letter for employment with or other provision of services to Buyer Parent or any of its Affiliates other than any such individual who had been terminated by Seller or its Affiliates more than ninety (90) days prior to such solicitation.

(c)           For a period of eighteen (18) months following the Closing, Seller shall not, and shall cause its Affiliates not to, without the prior written consent of Buyer Parent (which consent shall be in Buyer Parent’s sole discretion), directly or indirectly hire or otherwise engage the services of any of the individuals listed on Section 5.19(c) of the Seller Disclosure Letter, other than any such individual who had been terminated by Buyer or its Affiliates (including the Company Group) more than ninety (90) days prior to such hiring or engagement.

(d)           For a period of eighteen (18) months following the Closing, Seller shall not, and shall cause its Affiliates not to, directly or indirectly, solicit any of the individuals listed on Section 5.19(c) of the Seller Disclosure Letter for employment with or other provision of services to Seller or any of its Affiliates, other than any such individual who had been terminated by Buyer or its Affiliates (including the Company Group) more than ninety (90) days prior to such solicitation.

(e)           Whenever possible, each provision and term of this Section 5.19 will be interpreted in a manner to be effective and valid to the greatest extent permitted by applicable Law, but if any provision or term of this Section 5.19 is held to be prohibited or invalid, then such provision or term will be ineffective only to the extent of such prohibition or invalidity, without invalidating or affecting in any manner whatsoever the remainder of such provision or term or the remaining provisions or terms of this Section 5.19.  If any of the covenants set forth in this Section 5.19 are held to be unreasonable, arbitrary or against public policy, such covenants will be considered divisible with respect to scope or time, and in such lesser scope and time, will be effective, binding and enforceable against Buyer Parent and its Affiliates or Seller and its Affiliates, as the case may be, to the greatest extent permissible.

Section 5.20.         Santa Monica Restaurant.  For a period of twelve (12) months following the Closing Date, Seller and its Affiliates shall have the right to negotiate the terms of a new or renewed lease or an assignment and amendment to the existing lease with the landlord for the Santa Monica Restaurant relating to, and seek all required zoning and other approvals, licenses, authorizations and permits and take all other reasonably necessary or advisable actions for, the conversion of the Santa Monica Restaurant from an “Arby’s” branded restaurant to a “Wendy’s” branded restaurant (the “Conversion”), and Buyer shall, and shall cause its Affiliates (including the Company Group) to, cooperate reasonably with Seller and its Affiliates in connection therewith.  If, during the period of twelve (12) months following the Closing Date, Seller or any of its Affiliates (a) enters into an agreement or reaches an agreement in principle with the Santa Monica landlord for the Conversion and (b) obtains all required zoning and other approvals, licenses, authorizations and permits for the Conversion (as reasonably determined by Seller), then Buyer shall, and shall cause its Affiliates to, as promptly as practicable (and in any event within thirty (30) days) following receipt of a written demand therefor from Seller, without any consideration to be paid by Seller or any of its Affiliates to Buyer or any of its Affiliates (including the Company Group), (x) cease operating the Santa Monica Restaurant as an “Arby’s” branded restaurant and (y) transfer or cause to be transferred to Seller or its designated Affiliate (i) all of the interests to the Santa Monica Restaurant of Buyer and its Affiliates, free and clear of any Liens, and (ii) the note payable set forth under Section 3.7(b) of the Seller Disclosure Letter with the RTM number of 4100440.  Until the earlier of (1) the date on which Buyer and its Affiliates cease to operate the Santa Monica Restaurant as an “Arby’s” branded restaurant pursuant to this Section 5.20 and (2) the date that is twelve (12) months following the Closing

Date, Buyer shall, and shall cause its Affiliates (including the Company Group) to, use commercially reasonable efforts to operate the Santa Monica Restaurant in the ordinary course consistent with practices existing as of immediately prior to the Closing. Notwithstanding anything in this Agreement to the contrary, Seller shall bear all costs and expenses related to, or arising out of, the Conversion and the other transactions contemplated by this Section 5.20.

Section 5.21.         Role of Counsel; Waiver of Conflicts Regarding Representation.  Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”) has acted as legal counsel to Seller and its Affiliates in connection with the transactions contemplated by this Agreement, and has from time to time acted as legal counsel to the Company Group prior to the Closing.  Recognizing that Paul, Weiss intends to act as legal counsel to Seller and its Affiliates after the Closing, the Buyer Group hereby waives, on its own behalf and agrees to cause the Company Group to waive, any conflicts that may arise in connection with Paul, Weiss representing Seller and its Affiliates after the Closing as such representation may relate to the Company Group or the transactions contemplated hereby.  The parties also agree that the fact that Paul, Weiss may be deemed from time to time to have acted as legal counsel to the Company Group prior to the Closing shall not prevent Paul, Weiss from representing Seller or its Affiliates in connection with any matters involving this Agreement, including any disputes between any of the parties hereto that may arise after Closing.

Section 5.22.         Tail Policies.  Prior to the Closing, Buyer Parent and Buyer shall purchase for the Company, effective as of the Closing Date, (a) a D&O tail insurance policy in an amount of not less than $25 million and with such terms as are reasonable and appropriate for a company of the size and conducting the businesses conducted by the Company and are reasonably acceptable to Seller (the “D&O Policy”) and (b) an EPLI tail insurance policy in an amount of not less than $10 million and with such terms as are reasonable and appropriate for a company of the size and conducting the businesses conducted by the Company and are reasonably acceptable to Seller (the “EPLI Policy”).  Each of the D&O Policy and the EPLI Policy shall include coverage with respect to claims arising out of or relating to events occurring before or at the Closing Date and shall be maintained in effect for at least six (6) years after the Closing Date.

Section 5.23.         Replacement Letters of Credit.

(a)           Buyer Parent and Buyer acknowledge that the Outstanding L/C’s in the respective face amounts set forth in Section 5.23 of the Seller Disclosure Letter are outstanding as of the date of this Agreement.  With respect to each Outstanding L/C, (i) Buyer Parent and Buyer shall, or cause an Affiliate of Buyer Parent to, cause an Acceptable Bank to issue for the benefit of each beneficiary of such Outstanding L/C (each such beneficiary, an “Existing Beneficiary”), effective from and after the Closing, a substitute or replacement letter of credit (each, a “Substitute L/C”) in a face amount equal to the then undrawn amount of such Outstanding L/C, and (ii) Buyer Parent and Buyer shall use reasonable best efforts to cause the Existing Beneficiary of each such Outstanding L/C to agree to the cancellation and termination thereof as to all then undrawn amounts and to return the original thereof to the issuing bank of such Outstanding L/C for such cancellation and termination (any such Outstanding L/C the original of which has been returned and which has been cancelled and terminated as to all undrawn amounts as contemplated by this sentence is referred to in this Section 5.23 as a

“Cancelled L/C”).  Each Substitute L/C shall provide, among other things, that as a condition to drawing thereunder, the Existing Beneficiary shall certify that it has not drawn under the Outstanding L/C in respect of which such Substitute L/C shall have been issued from and after the date of issuance of such Substitute L/C.  Buyer shall cause the Company to reimburse the account party of each Substitute L/C for (x) all out-of-pocket costs and expenses incurred by such account party relating to the issuance of such Substitute L/C and causing such Substitute L/C to remain outstanding promptly after such costs and expenses are incurred, and (y) all amounts drawn down under such Substitute L/C by the Existing Beneficiary thereof promptly after such amounts are drawn down by such Existing Beneficiary.  Seller shall bear all of its own costs and expenses relating to the return and cancellation of the Cancelled L/C’s.  Seller shall reasonably cooperate with Buyer and Buyer Parent in connection with any actions required to be taken by Buyer or Buyer Parent in connection with the matters described in clause (ii) of the second sentence of this Section 5.23(a).

(b)           Seller and Buyer shall use their respective reasonable best efforts to enter into prior to the Closing an Assumption and Loss Allocation Agreement with Pacific Employer on terms reasonably acceptable to each of Seller and Buyer.  Buyer and Seller agree that, notwithstanding anything to the contrary contained in the Assumption and Loss Allocation Agreement, each of Buyer and Seller shall be responsible for 50% of the administrative fee payable pursuant to Section 4(b) of the Assumption and Loss Allocation Agreement.   Buyer shall use its reasonable best efforts to enter into prior to the Closing an Indemnity Agreement with Liberty Mutual Insurance Company and certain of its Affiliates on terms reasonably acceptable to Buyer.  On or prior to the Closing Date, Buyer Parent or Buyer shall, or cause an Affiliate of Buyer Parent to, cause the Acceptable Bank to issue for the benefit of Safeco Insurance Company a standby letter of credit in a face amount equal to $ 1,000,000 as contemplated by note 3 in Section 5.23 of the Seller Disclosure Letter.  If Buyer, Seller and Pacific Employers do not enter into the Assumption and Loss Allocation Agreement as contemplated by this Section 5.23(b), then Buyer or Buyer Parent shall, or cause an Affiliate of Buyer Parent to, either (i) cause an Acceptable Bank to issue a Substitute L/C in respect of the letter of credit no. 68030699 in face amount that is then attributable solely to the obligations and liability of the members of the Company Group as contemplated by Section 5.23(a) or (ii) cause an Acceptable Bank to issue a Standby L/C for the benefit of Seller (or any Affiliate of Seller designated by Seller on or prior to the Closing Date) in face amount of Four Million Three Hundred Thousand Dollars ($4,300,000).

(c)           From and after the Closing Date, with respect to each Outstanding L/C the Existing Beneficiary of which has received and accepted a Substitute L/C prior to the Closing Date, but has not returned the original Outstanding L/C to the issuing bank of such Outstanding L/C for cancellation and termination as to all then undrawn amounts on or prior to the Closing Date (any such Outstanding L/C, a “Duplicate L/C”), Buyer shall cause the Company to reimburse Seller for all amounts, if any, drawn down under such Duplicate L/C after the Closing Date by the Existing Beneficiary thereof promptly after such amounts are drawn down by such Existing Beneficiary.  Nothing contained herein and no such reimbursement by the Company or Buyer under this Section 5.23(c) shall be deemed to waive or release any claim that Buyer or the Company has or may have against any Existing Beneficiary or issuing bank in connection with any Duplicate L/C.

(d)           On the Closing Date, with respect to each Outstanding L/C that is neither a Cancelled L/C nor a Duplicate L/C (a “Remaining L/C”), Buyer Parent or Buyer shall, or cause an Affiliate of Buyer Parent to, cause an Acceptable Bank to issue for the benefit of Seller (or any Affiliate of Seller designated by Seller on or prior to Closing Date) a standby letter of credit (a “Standby L/C”) in a face amount equal to the undrawn amount of each such Remaining L/C.  Each Standby L/C shall be a multiple draw letter of credit, have a termination date no earlier than the latest termination date in the applicable Remaining L/C and provide that (i) it may be drawn upon from time to time by Seller (or any Affiliate of Seller designated by Seller on or prior to the Closing Date) (x) if, and when, such Remaining L/C is drawn on by an Existing Beneficiary (which at the time of such drawing continues to be a Remaining L/C) and (y) in each case, in an amount equal to the amount drawn upon by the Existing Beneficiaries and (ii) its aggregate face amount shall be reduced by the outstanding undrawn amount of the applicable Remaining L/C that becomes a Cancelled L/C or Duplicate L/C after the Closing Date (without duplication of the reduction resulting from a drawing in respect of such Remaining L/C) and be in a form and on terms reasonably acceptable to Seller.  Buyer shall cause the Company to reimburse the applicant of each Standby L/C for (x) all out-of-pocket costs and expenses incurred by such applicant relating to the issuance of such Standby L/C and causing such Standby L/C to remain outstanding promptly after such costs and expenses are incurred, and (y) all amounts drawn down on such Standby L/C by Seller (or any Affiliate of Seller designated by Seller on or prior to Closing Date) promptly after such amounts are drawn down by such Substitute L/C.

(e)           Notwithstanding anything in this Agreement to the contrary, (i) in no event shall Buyer Parent or Buyer have any obligation to cause to be issued both a Substitute L/C and a Standby L/C with respect to the same Outstanding L/C, and (ii) neither Seller nor any of Seller’s affiliates shall have any obligation to extend the termination date of any Outstanding L/C or renew any Outstanding L/C beyond the current stated maturity or termination date of such Outstanding L/C.

Section 5.24.         Atlanta Support Center Lease.  Prior to the Closing, Seller shall use reasonable best efforts to obtain the consent of the landlord under the real estate lease for the office space located 1155 Perimeter Center West, Atlanta, Georgia 30338 (the “Atlanta Support Center Lease”) to be divided into two separate leases for office space at such location substantially in accordance with the terms and descriptions set forth in Section 5.24 of the Seller Disclosure Letter, with one such separate lease to be signed by the Company at the Closing.  In the event that Seller is unable to obtain such consent from the landlord under the Atlanta Support Center Lease prior to the Closing, Seller and Buyer shall, or shall cause their respective Affiliates that are reasonably acceptable to the other party to, enter into a sublease to the Atlanta Support Center Lease, substantially in the form included in Section 5.24 of the Seller Disclosure Letter.

Section 5.25.         Future Withdrawals.  If, during the period of time beginning on the Closing Date and ending on the five (5) year anniversary of the Closing Date (the “Withdrawal Measurement Period”), the aggregate amount of all withdrawals under the ARG Operating Partner and District Partner Plans by Company Group Employees who were participants in the ARG Operating Partner and District Partner Plans as of the Closing Date in respect of contributions made by such Persons prior to the Closing Date (disregarding withdrawals made in connection with contributions to plans that are substantially similar to the ARG Operating Partner and District Partner Plans or other funded plans) shall exceed One Million Dollars ($1,000,000), then Seller shall, as promptly as reasonably practicable following its receipt of reasonable documentation evidencing such withdrawals from Buyer Parent (which documentation shall be delivered to Seller not later than ten (10) Business Days after the end of the Withdrawal Measurement Period), pay to Buyer Parent an amount in cash equal to fifty percent (50%) of the amount by which the amount of such aggregate withdrawals under the ARG Operating Partner and District Partner Plans during the Withdrawal Measurement Period exceeds One Million Dollars ($1,000,000); provided, that in no event shall Seller be required to pay to Buyer Parent in excess of fifty percent (50%) of the Company Group’s liabilities as of the Closing calculated in accordance with the Accounting Methodology in respect of the ARG Operating Partner and District Partner Plans as of the Closing under this Section 5.25.

Section 5.26.         Insurance Cooperation.  Seller shall reasonably cooperate with Buyer and Buyer Parent, including by making the officers and employees of Seller and Seller Parent reasonably available to Buyer and Buyer Parent during normal business hours, in connection with their efforts to obtain the D&O Policy, the EPLI Policy, general business insurance, general liability and casualty insurance, workers’ compensations insurance, umbrella/excess coverage insurance, property and business interruption insurance and contaminated product/recall expense insurance.

ARTICLE VI.

CONDITIONS TO CLOSING

Section 6.1.           Conditions Precedent to Obligations of the Buyer Group and Seller.  The respective obligations of each Party to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by such Party) at or prior to the Closing Date of each of the following conditions:

(a)           No Adverse Order.  There shall be no injunction, restraining order or decree of any nature of any Governmental Authority of competent jurisdiction that is in effect that restrains or prohibits the consummation of the transactions contemplated hereby or permits such consummation only subject to any condition or restriction that has or would have a Company Material Adverse Effect.

(b)           Antitrust Authorizations.  All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or been terminated and any other material competition approval from any applicable foreign Governmental Authority required to be obtained in connection with the transactions contemplated hereby shall have been obtained.

Section 6.2.           Conditions Precedent to Obligation of Seller.  The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by Seller) at or prior to the Closing Date of each of the following additional conditions:

(a)           Accuracy of the Buyer Group’s Representations and Warranties.  (i) The representations and warranties of the Buyer Group contained in this Agreement (other than the representations and warranties set forth in Section 4.11 through Section 4.14), disregarding all qualifications contained herein relating to materiality or Buyer Material Adverse Effect, shall be true and correct in each case on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on the Closing Date, except to the extent that the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Buyer Material Adverse Effect (except for such representations and warranties that by their express provisions are made as of an earlier date, in which case they shall be true and correct in all material respects as of such date) and (ii) the representations and warranties of the Buyer Group contained in Section 4.11 through Section 4.14 shall be true and correct in all respects in each case on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on the Closing Date (except for such representations and warranties that by their express provisions are made of as an earlier date, in which case they shall be true and correct in all respects as of such date).  Seller shall have received a certificate signed by a duly authorized officer of each member of the Buyer Group confirming the foregoing as of the Closing Date.

(b)           Covenants and Agreements of the Buyer Group.  Each member of the Buyer Group shall have performed and complied with in all material respects all of the covenants and agreements hereunder required to be performed and complied with by it at or prior to the Closing; and Seller shall have received a certificate signed by a duly authorized officer of each member of the Buyer Group confirming the foregoing as of the Closing Date.

(c)           Closing Documents.  Buyer shall have delivered all deliverables, agreements, instruments and documents required to be delivered by Buyer under Section 2.5(b).

Section 6.3.           Conditions Precedent to Obligations of the Buyer Group.  The obligation of the Buyer Group to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by Buyer) at or prior to the Closing Date of each of the following additional conditions:

(a)           Accuracy of the Seller’s Representations and Warranties.  (i) The representations and warranties of Seller contained in this Agreement (other than the representations and warranties set forth in Section 3.4, Section 3.5 and Section 3.9(i)), disregarding all qualifications contained herein relating to materiality or Company Material Adverse Effect, shall be true and correct, in each case on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on the Closing Date, except to the extent that the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect (except for such representations and warranties which by their express provisions are made as of an earlier date, in which case they shall be true and correct in all material respects as of such date) and (ii) the representations and warranties contained in Section 3.4, Section 3.5 and Section 3.9(i) shall be true and correct in all respects (other than for de minimis exceptions in the case of Section 3.5) in each case on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on the Closing Date (except for such representations and warranties that by their express provisions are made of as an earlier date, in which case they shall be true and correct in all respects (other than for de minimis exceptions in the case of Section 3.5) as of such date).  The Buyer Group shall have received a certificate from Seller signed by a duly authorized officer of Seller confirming the foregoing as of the Closing Date.

(b)           Covenants and Agreements of Seller.  Seller shall have performed and complied with in all material respects all of the covenants and agreements hereunder required to be performed and complied with by it prior to the Closing; and the Buyer Group shall have received a certificate from Seller signed by a duly authorized officer of Seller confirming the foregoing as of the Closing Date.

(c)           Termination or Amendment of Specified Affiliate Agreements.  Seller and the Company Group shall have forgiven or released any Indebtedness, obligations or Liabilities related to the Specified Affiliate Agreements, and either the Specified Affiliate Agreements shall be terminated without any further force or effect or the applicable members of the Company Group shall be removed as parties from the Specified Affiliate Agreements without any further obligations thereunder.

(d)           Seller’s Preparation of Benefit Plan Documents.  Seller shall have prepared, or caused to be prepared, prior to the Closing, for Buyer’s adoption or execution, as the case may be, at the Closing, employee benefit plan documents and summary plan descriptions (only if such summary plan descriptions are required by Law to be distributed to participants at the Closing) and policies that are substantially comparable in all material respects (except for changes requested or approved in writing by or on behalf of Buyer Parent or Buyer) to Seller’s employee benefit plans, summary plan descriptions and policies in each case as listed on Section 5.10(l) of the Seller Disclosure Letter, other than those that are identified on Section 5.10(l) of the Seller Disclosure Letter, as already existing on the date hereof on a stand-alone basis for the Company.

(e)           Closing Documents.  On or prior to the Closing Date, Seller shall have delivered all deliverables, agreements, instruments and documents required to be delivered by Seller pursuant to Section 2.5(a).

ARTICLE VII.

LIMITATIONS

Section 7.1.           Remedies.  Notwithstanding anything in this Agreement to the contrary, (a) each Party recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other Parties to sustain irreparable harm for which it would not have an adequate remedy at Law, and therefore in the event of any such breach the aggrieved Party shall, without the posting of bond or other security (any requirement for which the Parties hereby waive), be entitled to the remedy of specific performance of such covenants and agreements, including consummation of the Closing and specific performance of the Buyer Group’s and their Affiliates’ obligation to cause the equity financing under the Equity Commitment Letter to be funded, and injunctive and other equitable relief, in addition to any other remedy to which it might be entitled, (b) a Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and (c) in the event that any action is brought in equity to enforce the provisions of this Agreement, no Party will allege, and each Party hereby waives the defense or counterclaim, that there is an adequate remedy at law.  Each Party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (a) the other Party has an adequate remedy at Law or (b) an award of specific performance is not an appropriate remedy for any reason at Law or equity.

Section 7.2.           Environmental Waiver and Release.  From and after the Closing, except to the extent provided under Article VIII, all rights or remedies that the Buyer Group may have against Seller and each of its respective employees, directors, partners, agents, representatives, managers and officers (collectively, the “Seller Parties”) at or under Environmental Laws or with respect to any Environmental Liabilities or any other environmental matters relating to the Company Group or any currently or formerly Owned Real Property are waived.

ARTICLE VIII.

SURVIVAL, INDEMNIFICATION AND REMEDIES

Section 8.1.           Survival.  (a) Each and every representation and warranty of Seller and the Buyer Group contained in this Agreement and in any certificate delivered pursuant to this Agreement shall survive for a period of twelve (12) months following the Closing; provided, however, that, notwithstanding the foregoing, (i) the Surviving Representations shall survive the Closing indefinitely, (ii) the representations and warranties set forth in Section 3.13 and Section 3.20 shall survive the Closing for a period of thirty-six (36) months following the Closing Date, and (iii) the representations and warranties set forth in Section 3.10 (the “Tax Representations”) shall survive the Closing until the date that is sixty (60) days following the expiration of the applicable statutes of limitations, and (b) subject to the proviso at the end of this Section 8.1, none of Seller or any of its Affiliates, or any member of the Buyer Group or any of its Affiliates shall have any Liability whatsoever with respect to any such representations or warranties after the expiration thereof.  Subject to Section 5.6(e) and Section 8.2(a)(vi), each and every covenant contained in this Agreement (other than the covenants which by their terms are to be performed by the Parties (or, with respect to Section 5.16, Seller Parent) following the Closing (collectively, the “Surviving Covenants”)) shall expire with the consummation of the sale of the Company Shares and shall not survive the Closing; and none of Seller or any of its Affiliates, or any member of the Buyer Group or any of its Affiliates shall have any Liability whatsoever with respect to any such covenant thereafter.  The Surviving Covenants shall survive the Closing Date until, and shall expire when, in each case, the applicable statute of limitations has expired and none of Seller or any of its Affiliates, or any member of the Buyer Group or any of its Affiliates shall have any Liability whatsoever with respect to any such Surviving Covenant thereafter; provided, that any representation, warranty, covenant or agreement that would otherwise terminate in accordance with this Section 8.1 shall, if a Claim Notice or Indemnity Notice (as applicable) shall have been timely given under Section 8.3 on or prior to such termination date, continue to survive until the related claim for indemnification has been satisfied or otherwise resolved as provided in Section 8.3.

Section 8.2.           Indemnification.

(a)           Subject to the other provisions of this Article VIII, from and after the Closing, Seller shall indemnify the Buyer Indemnified Parties in respect of, and hold each of them harmless from and against, any and all Damages suffered, incurred or sustained by any of them to the extent resulting from, arising out of or relating to: (i) any breach of any representations and warranties made by Seller in this Agreement; (ii) any nonfulfillment of or failure to perform any Surviving Covenant on the part of Seller (or, with respect to Section 5.16, Seller Parent) contained in this Agreement; (iii) the Excluded Restaurants or the Winthrop Lease Agreement; (iv) all Pre-Closing Taxes (or the nonpayment thereof), including the Pre-Closing Taxes due in respect of any Straddle Periods, and all income Taxes for a pre-Closing period (or for the pre-Closing portion of any Straddle Period) of any member of an affiliated, consolidated, combined or unitary group of which the Company or any Subsidiary thereof (or predecessor thereof) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax Law); (v) any liability relating to, resulting from or arising out of Indebtedness or the Company Transaction Expenses, in each case to the extent not repaid or paid prior to or at the Closing; and (vi) any matters set forth on Section 8.2(a)(vi) of the Seller Disclosure Letter.

(b)           Subject to the other provisions of this Article VIII, from and after the Closing, Buyer Parent and Buyer, jointly and severally, shall (i) indemnify the Seller Indemnified Parties in respect of, and hold each of them harmless from and against, any and all Damages suffered, incurred or sustained by any of them resulting from, arising out of or relating to any breach of any representations and warranties made by the Buyer Group or nonfulfillment of or failure to perform any Surviving Covenant on the part of the Buyer Group contained in this Agreement and (ii) without limitation to any of the provisions of Section 5.23, indemnify, hold harmless and defend Seller and each of its Affiliates and each of their respective partners, shareholders, members, officers, directors, employees, managers, agents and representatives and each of the heirs, executors, successors and assigns of any of the foregoing from, against and in respect of any and all claims, Liabilities, obligations, actions, suits, proceedings, losses, costs, expenses, penalties, fines and other judgments (at equity or at law) and damages whenever arising or incurred (including, without limitation, amounts paid in settlement, costs of investigation and preparation and reasonable attorneys’ fees and expenses) incurred by any such Persons in connection with any drawing down of any Duplicate L/C or any inability to draw down upon, or other unavailability of, any Standby L/C as contemplated by Section 5.23(d); provided, that nothing contained in this Section 8.2(b)(ii) and no payment of any such Damages by Buyer Parent or Buyer shall be deemed to waive or release any claim which Buyer Parent, Buyer or any of their respective Affiliates has or may have against any issuing bank or any Existing Beneficiary in respect of any Duplicate L/C or any Standby L/C.

(c)           No amounts of indemnity shall be payable in the case of a claim by a Buyer Indemnified Party under Section 8.2(a)(i) for breaches of representations and warranties unless and until the Buyer Indemnified Parties have suffered, incurred or sustained otherwise indemnifiable Damages referred to in Section 8.2(a)(i) (after giving effect to the any Indemnity Reduction Amounts) in excess of Two Million Dollars ($2,000,000) in the aggregate (the “Deductible”), in which event the Buyer Indemnified Parties shall be entitled to claim indemnity for Damages only to the extent such Damages exceed the Deductible; provided, that the

Deductible shall not apply to breaches of the Surviving Representations or the Tax Representations, including for purposes of determining whether the Deductible has been satisfied.  Without limiting the generality of the foregoing, Seller shall not be liable with respect to any individual claim arising out of or relating to matters described in Section 8.2(a)(i) that results in otherwise indemnifiable Damages (after giving effect to any Indemnity Reduction Amounts) of Twenty-Five Thousand Dollars ($25,000) or less (and such Damages shall not be counted toward satisfaction of the Deductible).

(d)           Notwithstanding any other provision of this Agreement, the amounts paid by Seller for indemnification of Damages under this Agreement pursuant to Section 8.2(a)(i) shall be limited to, in the aggregate, an amount equal to Twelve Million Dollars ($12,000,000) (the “Cap”); provided, that the Cap shall not apply to breaches of the Surviving Representations or the Tax Representations, including for purposes of determining whether the Cap has been satisfied.

(e)           Notwithstanding any other provision of this Agreement, the amounts paid by Seller for indemnification of Damages under this Agreement pursuant to this Article VIII shall be limited to, in the aggregate, an amount equal to the Purchase Price.

(f)           The amount which an Indemnifying Party is or may be required to pay to an Indemnified Party in respect of Damages for which indemnification is provided under this Agreement shall be reduced by any amounts actually received (including amounts received under insurance polices) by or on behalf of any Indemnified Party from third parties, net of all deductible amounts and other costs and expenses of collection (such amounts and benefits are collectively referred to herein as “Indemnity Reduction Amounts”).  If any member of the Company Group or Indemnified Party receives any Indemnity Reduction Amounts in respect of a claim for which indemnification is provided under this Agreement after the full amount of such claim has been paid by an Indemnifying Party or after an Indemnifying Party has made a partial payment of such claim and such Indemnity Reduction Amounts exceed the remaining unpaid balance of such claim, then the Indemnified Party shall promptly remit to the Indemnifying Party an amount equal to the excess (if any) of (i) the amount theretofore paid by the Indemnifying Party in respect of such claim, less (ii) the amount of the indemnity payment that would have been due if such Indemnity Reduction Amounts in respect thereof had been received before the indemnity payment was made.  An insurer or other third party who would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or, solely by virtue of the indemnification provisions hereof, have any subrogation rights with respect thereto, it being expressly understood and agreed that no insurer or any other third party shall be entitled to any benefit they would not be entitled to receive in the absence of the indemnification provisions by virtue of the indemnification provisions hereof.  Each of Seller and Buyer, as appropriate, shall, or shall cause each Indemnified Party to, use its reasonable best efforts to pursue promptly any claims or rights it may have against all third parties which would reduce the amount of Damages for which indemnification is provided under this Agreement and use reasonable best efforts to mitigate damages.

(g)           Seller, Buyer and Buyer Parent shall satisfy any or all amounts of indemnity payable under this Article VIII in cash.

Section 8.3.           Method of Asserting Claims.  All claims for indemnification by any Indemnified Party under Section 8.2 will be asserted and resolved as follows:

(a)           In the event any claim or demand in respect of which an Indemnified Party might seek indemnity under Section 8.2 is asserted against or sought to be collected from such Indemnified Party by a Person other than a Party hereto or any of its Affiliates (a “Third Party Claim”), then such Indemnified Party shall deliver a Claim Notice promptly to the Indemnifying Party in accordance with paragraph (b) below.  In case any such action is brought against an Indemnified Party, the Indemnifying Party shall be entitled to participate in and, subject to such Indemnifying Party confirming that it is fully responsible for any Damages arising from such action (subject, in all cases, to the limitations on indemnification obligations in this Article VIII), to assume and control the defense thereof, with counsel reasonably satisfactory to such Indemnified Party, and after notice from the Indemnifying Party to such Indemnified Party of its election so to assume the defense thereof; provided, however, that the Indemnifying Party shall not have any right to assume the defense of any Third Party Claim to the extent (x) such Third Party Claim would reasonably be expected to result in criminal Liability of, equitable remedies against, or any judgment or term that in any manner adversely affects, restrains or interferes with, in any material respect, the business of, the Indemnified Party or any of the Indemnified Party’s Affiliates, or (y) the Indemnified Party reasonably believes (based on the advice of outside counsel) that the interests of the Indemnifying Party and the Indemnified Party with respect to such Third Party Claim are in conflict with one another, and as a result, the Indemnifying Party could not adequately represent the interests of the Indemnified Party in such Third Party Claim.  If the Indemnifying Party assumes the defense of any such Third Party Claim as permitted hereunder, then the Indemnifying Party shall not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by the latter in connection with the defense of such Third Party Claim; provided, that the Indemnified Party may participate in such defense at the Indemnified Party’s expense.  If the Indemnifying Party does not elect to assume the defense of a Third Party Claim, it shall not be obligated to pay the fees and expenses of more than one counsel for the Indemnified Parties with respect to such Third Party Claim, unless the Indemnified Parties shall have been advised by outside counsel that representation of any such Indemnified Parties by the same counsel would be inappropriate under applicable standards of professional conduct due to actual or potential differing interests between them, in which case such Indemnified Parties shall have the right to select one separate counsel the fees and expenses of which shall be paid by the Indemnifying Party.  No Indemnifying Party shall consent to entry of any judgment or enter into any settlement of any Third Party Claim of which it has assumed the defense hereunder without the prior written consent of the Indemnified Party, which prior written consent shall not be unreasonably withheld, conditioned or delayed; provided, that such prior written consent shall not be required if (i) the settlement agreement contains a complete and unconditional general release by the third party asserting the claim to all Indemnified Parties affected by the claim, (ii) the settlement is for money damages only and (iii) the settlement agreement does not contain any admission of any wrongdoing or Liability on behalf of the Indemnified Party.  No Indemnifying Party shall be subject to any Liability for any settlement of a Third Party Claim made without its prior written consent.

(b)           In the event of any claim or demand, including Third Party Claims, in respect of which an Indemnified Party might seek indemnity hereunder, the Indemnified Party shall deliver an Indemnity Notice promptly to the Indemnifying Party; provided, that the failure by any Indemnified Party to give the Indemnity Notice shall not impair such party’s rights hereunder except to the extent that an Indemnifying Party has been prejudiced thereby, and then only to the extent of such prejudice.  The Indemnifying Party shall notify the Indemnified Party within the thirty (30) day period following its receipt of such Indemnity Notice (the “Dispute Period”) as to whether the Indemnifying Party disputes its Liability to the Indemnified Party hereunder.  If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim described in such Indemnity Notice, or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes the claim described in such Indemnity Notice, the Indemnifying Party shall be deemed to be liable hereunder for indemnifying the Indemnified Party in respect of such claim, subject to the other provisions of this Article VIII, up to the amount of  Damages specified in the Indemnity Notice, when such Damages have been finally determined.  If the Indemnifying Party has timely disputed its Liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute.

(c)           The Parties shall cooperate with one another with respect to resolving any claim or Liability with respect to which one Party is obligated to provide indemnification hereunder.

(d)           Notwithstanding anything contained in this Agreement, any amounts payable pursuant to the indemnification obligations under this Agreement shall be paid without duplication, and in no event shall any Party be indemnified under different provisions of this Agreement for the same Damages.

Section 8.4.           Remedies.  Subject to Section 7.1, from and after the Closing, the remedies set forth in Article VIII shall be the sole and exclusive remedy with respect to any and all claims (in law or equity and whether based on contract, tort or any other theory of law) relating, directly or indirectly, to the subject matter of this Agreement.  Without limiting the generality of the foregoing and subject to Section 7.1 and Article VIII, Buyer and Seller hereby waive, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it or any of their respective Affiliates may have against the other Party or any of its Affiliates with respect to the subject matter of this Agreement, whether arising under or based upon any Law.

Section 8.5.           Tax Characterization.  The Parties agree to treat any indemnity payment made pursuant to this Agreement, any payment made pursuant to Section 2.3 and any payment from Seller to Buyer made pursuant to Section 5.10(j) as an adjustment to the Purchase Price, unless otherwise required by a change in applicable Law or a good faith resolution of a Tax contest.

ARTICLE IX.

TERMINATION

Section 9.1.           Termination Events.  Without prejudice to other remedies which may be available to the Parties by Law or this Agreement, this Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a)           by mutual written consent of Seller and Buyer;

(b)           by either Seller or Buyer by giving written notice to the other Party if the Closing shall not have occurred by December 10, 2011, unless extended by written agreement of Seller and Buyer; provided, that a Party shall not be permitted to terminate pursuant to this subsection (b) if such Party is in default or breach hereunder; provided, further, that the right to terminate this Agreement under this subsection (b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

(c)           by either the Seller or Buyer by giving written notice to the other if such other Party has breached its covenants, agreements or other obligations hereunder in a manner that would reasonably be expected to cause any condition of such Party giving notice set forth in this Section 9.1(c) not to be satisfied and, except in the case of a breach of Buyer’s obligation to pay the Purchase Price in accordance with the terms of Article II, such breach has not been cured within thirty (30) days following written notification thereof by the Party seeking termination hereunder; or

(d)           by either Seller or Buyer by giving written notice to the other if any Governmental Authority with competent jurisdiction shall have issued an order, decree or ruling or taken any other Action permanently restraining, enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by this Agreement, and such order, decree, ruling or other Action shall not be subject to appeal or shall have become final and unappealable; provided, that the right to terminate this Agreement under this subsection (d) shall not be available to any Party whose breach (or whose Affiliates’ breach) of this Agreement has resulted in such order, decree, ruling or other Action.

Section 9.2.           Effect of Termination.  In the event of any termination of this Agreement pursuant to Section 9.1, all rights and obligations of the Parties hereunder shall terminate without any Liability on the part of any Party or their Subsidiaries and Affiliates in respect thereof, except that (i) provisions of, and the obligations of the Buyer Group and Seller under, Section 5.2(a), Section 5.2(b), Section 5.5, and Article X of this Agreement shall remain in full force and effect and (ii) such termination shall not relieve any Party of any Liability for any willful and intentional breach of any representation, warranty, covenant or agreement contained in this Agreement of such Party prior to the termination of this Agreement.  Notwithstanding anything in this Agreement to the contrary, in the event this Agreement is terminated by either Party pursuant to Section 9.1 and Buyer Parent or Buyer willfully and intentionally breached any of their representations, warranties, covenants or agreements contained in the Agreement prior to the termination of this Agreement, the Parties hereby agree, without prejudice to Seller’s right to prove and recover Damages in a greater amount,  the amount of Damages suffered by Seller or any of its Affiliates shall be deemed to be an amount not less than Thirty-Five Million Dollars ($35,000,000), which amount should be due and payable jointly and severally by Buyer Parent and Buyer one (1) Business Day after such termination.  Each of Buyer Parent and Buyer acknowledges that (A) the provisions of the immediately preceding sentence are an integral part of the transactions contemplated by this Agreement, (B) without the agreements of Buyer Parent and Buyer as contemplated in the immediately preceding sentence, Seller would not enter into this Agreement and (C) the amount payable pursuant to the immediately preceding sentence does not constitute a penalty and are not intended by the Parties to limit the amount of Damages to which Seller may be found to be entitled.  Notwithstanding anything in this Agreement to the contrary, each of Buyer Parent and Buyer agrees that in the event this Agreement is terminated by either Party pursuant to Section 9.1 and Seller willfully and intentionally breached any of its representations, warranties, covenants or agreements contained in the Agreement prior to the termination of this Agreement, Seller shall not be liable for any Damages suffered by Buyer Parent, Buyer or any of their Affiliates in excess of One Hundred Eighty Million Dollars ($180,000,000).

ARTICLE X.

MISCELLANEOUS

Section 10.1.         Parties in Interest.  Except as provided in Section 8.2, nothing in this Agreement, whether express or implied, shall be construed to give any Person, other than the Parties or their respective successors and permitted assigns, any legal or equitable right, remedy, claim or benefit under or in respect of this Agreement.

Section 10.2.         Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.  No Party may assign (by contract, stock sale, operation of Law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the express prior written consent of the other Parties, and any attempted assignment, without such consent, shall be null and void; provided, however, that Buyer Parent or Buyer shall, without the obligation to obtain the prior written consent of any other party hereto (but with prior written notice to Seller), be entitled to assign this Agreement or all or any part of its rights or obligations under this Agreement at or after the Closing, to any lenders to Buyer Parent, Buyer or any member of the Company Group for collateral purposes to the extent that such assignment does not adversely affect the Section 338(h)(10) Election.

Section 10.3.         Notices.  All notices and other communications required or permitted to be given by any provision of this Agreement shall be in writing and mailed (certified or registered mail, postage prepaid, return receipt requested) or sent by hand or overnight courier, or by facsimile transmission (with acknowledgment received), charges prepaid and addressed to the intended recipient as follows, or to such other addresses or numbers as may be specified by a Party from time to time by like notice to the other Parties:

If to Seller
and/or Seller Parent:	Wendy’s/Arby’s Group, Inc.
1155 Perimeter Center West – 8th Floor
Atlanta, GA 30338
Attn.: General Counsel
Facsimile: (678) 514-5344

with a copy to (which shall not constitute a notice):
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attn.: Paul D. Ginsberg
Jeffrey D. Marell
Facsimile: (212) 492-0131
(212) 492-0105

If to Buyer Parent and/or
Buyer:	ARG Holding Corporation
c/o Roark Capital Acquisition LLC
1180 Peachtree Street, N.E.
Suite 2500
Atlanta, Georgia 30309
Attn.: Stephen D. Aronson
Facsimile: (404) 591-5201

with a copy to (which shall not constitute a notice):
King & Spalding LLP
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309
Attn.: Raymond E. Baltz, Jr.
Facsimile: (404) 572-5133

All notices and other communications given in accordance with the provisions of this Agreement shall be deemed to have been given and received when delivered by hand or transmitted by facsimile (with acknowledgment received), three (3) Business Days after the same are sent by certified or registered mail, postage prepaid, return receipt requested or one (1) Business Day after the same are sent by a reliable overnight courier service, with acknowledgment of receipt.

Section 10.4.         Amendments and Waivers.  This Agreement may not be amended, supplemented or otherwise modified except in a written instrument executed by each of the Parties.  No waiver by any of the Parties of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.  No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

Section 10.5.         Disclosure Letters.

(a)           The Disclosure Letters attached hereto are hereby incorporated herein by reference and made a part hereof.  Any matter that is disclosed pursuant to any Section of the Disclosure Letters or in the Company Financial Statements in such a way as to make reasonably apparent its relevance or applicability to any representation or warranty made elsewhere in this Agreement or to the information called for by any other Section of the Disclosure Letters shall be deemed to be an exception to such representation or warranty and to be disclosed with respect to all such Sections of the Disclosure Letters, notwithstanding the omission of a reference or cross-reference thereto.

(b)           Neither the specification of any dollar amount in any representation nor the mere inclusion of any item in any Section of either of the Disclosure Letters as an exception to a representation or warranty shall be deemed an admission by a Party that such item represents a material fact, event or circumstance or that such item is reasonably likely to result in a Company Material Adverse Effect or a Buyer Material Adverse Effect, as applicable.

Section 10.6.         Headings.  The table of contents and section headings contained in this Agreement are for reference purposes only and shall not be deemed a part of this Agreement or affect in any way the meaning or interpretation of this Agreement.

Section 10.7.         Construction.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Section 10.8.         No Other Representations or Warranties.  Except for the representations and warranties expressly set forth in Article III of this Agreement, the Buyer Group acknowledges that none of Seller or any of its respective Subsidiaries and Affiliates or any other Person makes any representation or warranty, express or implied, at law or in equity, with respect to Seller, the Company Group, the Company Shares, the Business or any of the assets or Liabilities of the Company Group and its Affiliates, or with respect to any other information provided to the Buyer Group, whether on behalf of Seller, the Company or such other Persons, including as to the probable success or profitability of the Business after the Closing.  Neither Seller nor any of its Affiliates or representatives shall have or be subject to any Liability or indemnification obligation to the Buyer Group or any other Person resulting from the distribution to the Buyer Group, or the Buyer Group’s use of, any such information, including the confidential information memorandum, related to the Business, and any information, document or material made available to the Buyer Group in certain “data rooms,” management presentations or in any other form in expectation or contemplation of the transactions contemplated by this Agreement.

Section 10.9.         Entire Agreement.  This Agreement (including the Disclosure Letters), the Transaction Documents and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede any prior understandings, negotiations, agreements, or representations among the Parties of any nature, whether written or oral, to the extent they relate in any way to the subject matter hereof or thereof.

Section 10.10.       Severability.  If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be declared by any court of competent jurisdiction to be invalid, illegal, void or unenforceable in any respect, all other provisions of this Agreement, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid, illegal, void or unenforceable, shall nevertheless remain in full force and effect and will in no way be affected, impaired or invalidated thereby.  Upon such determination that any provision, or the application of any such provision, is invalid, illegal, void or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.  Notwithstanding anything contained herein, under no circumstance shall the obligation of Seller to deliver the Company Shares be enforceable absent enforceability of the obligation of Buyer to pay the Purchase Price, and vice versa.

Section 10.11.       Expenses.  Unless otherwise provided herein, including as provided in Section 2.2, (a) each of the Buyer Group and Seller agrees to pay, without right of reimbursement from the other, all costs and expenses incurred by it incident to the performance of its obligations hereunder, including the fees and disbursements of counsel, accountants, financial advisors, experts and consultants employed by the respective Parties in connection with the transactions contemplated hereby, whether or not the transactions contemplated by this Agreement are consummated, and (b) at the Closing, Seller shall pay the fees, costs and expenses of each member of the Company Group incurred in connection with the negotiation and the preparation of this Agreement and the consummation of the transactions contemplated by this Agreement to the extent not paid prior to the Closing, including, but not limited to, fees and disbursements of counsel, accountants, financial advisors, experts, consultants and other advisors and service providers, and management agreement termination fees and any amounts owed by any member of the Company Group to Seller or Seller Parent (collectively, “Company Transaction Expenses”).  Notwithstanding anything to the contrary in the foregoing, (x) the out-of-pocket costs incurred by Seller or any member of the Company Group prior to the Closing in obtaining any license, consent, waiver, clearance or approval from or of a Third Party (other than any Governmental Authority) necessary for the consummation of the transactions contemplated hereby and by the Transition Services Agreement shall be borne (i) 50% by the Buyer Group and 50% by Seller for the amount of such costs incurred as set forth under Section 10.11 of the Seller Disclosure Letter and (ii) 100% by Seller for all costs in excess of such amount, and (y) the Buyer Group shall be responsible for 100% of the documented costs of Mercer LLC and Mercer HR Services, LLC in connection with the creation of stand-alone benefit plans for the Business.

Section 10.12.       Governing Law.  This Agreement and all claims arising out of or relating to this Agreement and the transactions contemplated hereby shall be governed by the Laws of the State of Delaware, without regard to the conflicts of law principles that would result in the application of any Law other than the Law of the State of Delaware.

Section 10.13.       Consent to Jurisdiction; Waiver of Jury Trial.

(a)           Each of the Parties irrevocably submits to the exclusive jurisdiction of the federal courts of the United States of America located in the State of Delaware and the Court of Chancery of the State of Delaware for the purposes of any suit, Action or other proceeding arising out of or relating to this Agreement or any transaction contemplated hereby (and agrees not to commence any Action, suit or proceeding relating hereto except in such courts).  Each of the Parties further agrees that service of any process, summons, notice or document hand delivered or sent by U.S. registered mail to such Party’s respective address set forth in Section 10.3 will be effective service of process for any Action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence.  Each of the Parties irrevocably and unconditionally waives any objection to the laying of venue of any Action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in the federal courts of the United States of America located in the State of Delaware and the Court of Chancery of the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action, suit or proceeding brought in any such court has been brought in an inconvenient forum.  Notwithstanding the foregoing, each Party agrees that a final judgment in any Action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment in any jurisdiction or in any other manner provided in law or in equity.

(b)           EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS DOCUMENTS, THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF.

Section 10.14.       Counterparts.  This Agreement may be executed in any number of counterparts, any of which might be delivered via facsimile or PDF, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

*            *           *           *           *

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first above written.

WENDY’S/ARBY’S RESTAURANTS, LLC

By:	/s/ Roland C. Smith
	Name:	Roland C. Smith
	Title:	President and Chief Executive Officer

WENDY’S/ARBY’S GROUP, INC.
(only for purposes of Section 5.16)

By:	/s/ Roland C. Smith
	Name:	Roland C. Smith
	Title:	President and Chief Executive Officer

[Purchase and Sale Agreement]

ARG HOLDING CORPORATION

By:	/s/ Stephen D. Aronson
	Name:	Stephen D. Aronson
	Title:	Authorized Signatory

ARG IH CORPORATION

By:	/s/ Stephen D. Aronson
	Name:	Stephen D. Aronson
	Title:	Authorized Signatory

[Purchase and Sale Agreement]